   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997
                                               REGISTRATION NO. 333-[          ]
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              REGAL CINEMAS, INC.
             (Exact name of Registrant as specified in its charter)

           TENNESSEE                          7830                          62-1412720
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                           7132 COMMERCIAL PARK DRIVE
                           KNOXVILLE, TENNESSEE 37918
                                 (423) 922-1123
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------

                             HERBERT S. SANGER, JR.
                          WAGNER, MYERS & SANGER, P.C.
                           1801 FIRST TENNESSEE PLAZA
                        KNOXVILLE, TENNESSEE 37901-1308
                                 (423) 525-4600
  (Address, including zip code, and telephone number, including area code, of agent for service of process)
                             ---------------------

                        Copies of all communications to:

                            F. MITCHELL WALKER, JR.
                             BASS, BERRY & SIMS PLC
                             FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                                    PROPOSED
                                                 AMOUNT              MAXIMUM             AMOUNT OF
          TITLE OF EACH CLASS OF                  TO BE             AGGREGATE          REGISTRATION
       SECURITIES TO BE REGISTERED             REGISTERED        OFFERING PRICE             FEE
-------------------------------------------------------------------------------------------------------
8 1/2% Senior Subordinated Notes due
  October 1, 2007.........................    $125,000,000        $125,000,000            $37,879
=======================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997

PRELIMINARY PROSPECTUS

                       OFFER TO EXCHANGE ALL OUTSTANDING
              8 1/2% SENIOR SUBORDINATED NOTES DUE OCTOBER 1, 2007

                 $125,000,000 PRINCIPAL AMOUNT OUTSTANDING FOR
        8 1/2% EXCHANGE SENIOR SUBORDINATED NOTES DUE OCTOBER 1, 2007 OF

                              REGAL CINEMAS LOGO

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
                  NEW YORK CITY TIME, ON                , 1997
                             ---------------------
    Regal Cinemas, Inc., a Tennessee corporation (the "Company" or "Regal"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 8 1/2% Exchange Senior Subordinated Notes due October 1, 2007 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of the outstanding 8 1/2% Senior Subordinated Notes due October 1, 2007 (the "Old Notes") of the Company, of which $125,000,000 principal amount is outstanding. The Exchange Notes and the Old Notes are collectively referred to herein as the "Notes."

    The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange
Offer expires, which will be            , 1997 (the "Expiration Date"), unless
the Exchange Offer is extended. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for payment. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement (as defined herein). See "The Exchange Offer." Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof.

    The Exchange Notes will be obligations of the Company entitled to the benefits of the Indenture (as defined herein). The form and terms of the Exchange Notes are the same in all material respects as the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof. Following the completion of the Exchange Offer, none of the Notes will be entitled to the benefits of the Registration Rights Agreement relating to contingent increases in the interest rate provided for pursuant thereto. See "The Exchange Offer."
                             ---------------------
    INVESTMENT IN THE NOTES INVOLVES SIGNIFICANT RISKS DISCUSSED UNDER "RISK FACTORS" ON PAGE 8 WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
    The Exchange Notes will bear interest from September 24, 1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from September 24, 1997 to the date of the issuance of the Exchange Notes. Interest on the Exchange Notes is payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1998, accruing from September 24, 1997 at a rate of 8 1/2% per annum.

    The Notes are redeemable at the option of the Company in whole or in part, at any time on or after October 1, 2002, at the redemption prices set forth herein plus accrued interest to the date of redemption. Upon a Change of Control (as defined herein), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest to the date of repurchase. (Continued on next page)
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
               The date of this Prospectus is             , 1997.

     Old Notes initially sold to Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) and to certain offshore purchasers (as defined in Regulation S under the Securities Act) were represented by two global Notes in definitive fully registered form without coupons, registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary. The Exchange Notes exchanged for Old Notes represented by the global Note will be represented by a single, global Exchange Note in definitive fully registered form without coupons, registered in the name of the nominee of DTC, as depositary. See "Description of Exchange Notes -- Form and Denomination."

     The Old Notes are and the Exchange Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company. In addition, the Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including any liabilities of such subsidiaries as guarantors of senior indebtedness or other obligations of the Company. As of October 2, 1997, the Company had $123.6 million of senior indebtedness outstanding, and the Company's subsidiaries had other liabilities of $10.1 million, consisting primarily of trade payables and accrued expenses. See "Use of Proceeds" and "Capitalization."

     Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangements with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for Exchange Notes and resold by such broker-dealers, it will make this Prospectus and any amendment or supplement to this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Company will not receive any proceeds from this offering, and no underwriter is being utilized in connection with the Exchange Offer.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     The Exchange Notes are a new issue of securities for which there is currently no trading market. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their principal amount, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company. Goldman, Sachs & Co. and Lehman Brothers Inc.

have advised the Company that they currently intend to make a market in the Notes. However, they are not obligated to do so, and any market-making activity with respect to the Old Notes or the Exchange Notes may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the offices of The Nasdaq National Market's National Market System, 1735 K Street, N.W., Washington, D.C. 20006; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can also be obtained from the Commission's Web site at http://www.sec.gov.

     This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and hereby made a part hereof:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1997.

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 3, 1997, July 3, 1997 and October 2, 1997.

          3. The Company's Current Report on Form 8-K, dated August 14, 1997, as amended by a Current Report on Form 8-K/A, dated September 10, 1997.

          4. The Company's Current Report on Form 8-K, dated September 25, 1997.

          5. The Company's Current Report on Form 8-K, dated October 2, 1997.

     Each document or report filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of any offering of securities made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference, or deemed to be incorporated by reference, herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM LEWIS FRAZER III, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER, REGAL CINEMAS, INC., 7132 COMMERCIAL PARK DRIVE, KNOXVILLE, TENNESSEE 37918, (423) 922-1123. IN ORDER TO ENSURE TIMELY DELIVERY OF THE
DOCUMENTS, ANY REQUEST SHOULD BE MADE BY                , 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements included elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Regal" include the Company and its subsidiaries. Regal's results of operations for or as of the end of any year refer to its fiscal year ended or ending on the Thursday closest to December 31. Unless otherwise indicated, the financial information and other statistical information (including information regarding the number of theatres and/or screens operated or under development or construction by the Company) of the Company included elsewhere in this Prospectus have been restated to include the results of operations of Litchfield Theatres, Ltd. ("Litchfield"), Neighborhood Entertainment, Inc. ("Neighborhood"), Georgia State Theatres, Inc. ("Georgia State") and Cobb Theatres, L.L.C. ("Cobb Theatres"), which were acquired by the Company on June 15, 1994, April 17, 1995, May 30, 1996 and July 31, 1997,
respectively, and which were accounted for under the pooling of interests method.

                                  THE COMPANY

     Regal is the third largest motion picture exhibitor in the United States based upon the number of screens in operation. At October 2, 1997, the Company operated 238 multiplex theatres with an aggregate of 2,111 screens in 22 states. Since its inception, Regal has increased its average screens per location from
4.8 to 8.9 screens, which management believes is among the highest in the industry, as compared to the average of approximately 5.7 screens for the five largest motion picture exhibitors at May 1, 1996.

     The Company develops, acquires and operates multiplex theatres in mid-size metropolitan markets and suburban growth areas of larger metropolitan markets. At October 2, 1997, Regal had 19 new theatres with 333 screens under construction and 17 screens under construction at four existing theatres. The Company seeks to locate theatres in markets that it believes are underscreened or that are served by older theatre facilities. The Company also seeks to locate each theatre where it will be the sole or dominant exhibitor within a particular geographic film licensing zone. Management believes that approximately 72% of the Company's theatres are located in film licensing zones in which Regal is the sole exhibitor.

     On July 31, 1997, the Company completed the acquisition of the business of Cobb Theatres, L.L.C. ("Cobb Theatres") through the mergers of three of the Company's wholly-owned subsidiaries with and into three subsidiaries of Cobb Theatres and the acquisition by the Company of all the partnership interests of Tricob Partnership, in accordance with the terms of an Agreement and Plan of Merger dated June 11, 1997 (the "Cobb Theatres Acquisition"). The Cobb Theatres Acquisition was accounted for as a pooling of interests. The aggregate consideration paid by the Company was 2,837,594 shares of the Company's Common Stock. The Company also assumed approximately $110 million of liabilities, including $85 million aggregate principal amount outstanding of 10 5/8% Senior Secured Notes (the "Cobb Notes").

     Following the Cobb Theatres Acquisition, the Company completed a tender offer and consent solicitation for the Cobb Notes (the "Tender Offer"). All but $170,000 principal amount of the Cobb Notes were repurchased; and the restrictive covenants and security for the Cobb Notes were released. Regal initially financed the purchase price of the Cobb Notes under a short-term credit facility (the "Bank Tender Facility") and subsequently repaid amounts borrowed thereunder with proceeds from the offering of the Old Notes. The balance of the proceeds from the offering of the Old Notes was applied to reduce amounts outstanding under the Former Bank Revolving Credit Facility (as defined herein). On October 8, 1997, the Company entered into a new bank revolving credit facility (the "Bank Revolving Credit Facility") which permits borrowings of up to $250 million.

     The Company was incorporated under the laws of the State of Tennessee in November 1989. The Company's principal offices are located at 7132 Commercial Park Drive, Knoxville, Tennessee 37918, and its telephone number is (423) 922-1123.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $125,000,000 aggregate principal amount of Old Notes for up to an equal aggregate principal amount of Exchange Notes. The Exchange Notes will be obligations of the Company entitled to the benefits of the Indenture. The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof (and hence are not entitled to the benefits of the Registration Rights Agreement relating to the contingent increases in the interest rate provided for pursuant thereto). See "Description of Exchange Notes."

THE EXCHANGE OFFER.........  $1,000 principal amount of Exchange Notes will be issued in exchange for each $1,000 principal amount of Old Notes validly tendered pursuant to the Exchange Offer. As of the date hereof, $125,000,000 in aggregate principal amount of Old Notes are outstanding. The Company will issue the Exchange Notes to tendering holders of Old Notes promptly after the Expiration Date.

RESALE.....................  Based on an interpretation by the staff of the
                             Commission, set forth in no-action letters to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except that a "dealer" or any "affiliate" of the Company, as such terms are defined under the Securities Act, that exchanges Old Notes held for its own account (a "Restricted Holder") may be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Old Notes. See "The Exchange Offer -- General" and "Plan of Distribution."

EXPIRATION DATE............  5:00 p.m., New York City time, on                ,
                             1997, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration
                             Date; Extensions; Amendments."

ACCRUED INTEREST ON THE
  EXCHANGE NOTES AND THE
  OLD NOTES................  The Exchange Notes will bear interest from
                             September 24, 1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Old Notes accrued from September 24, 1997 to the date of the issuance of the Exchange Notes. Consequently, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on April 1, 1998 (the first interest payment date with respect to the Old Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer. See "The Exchange Offer -- Interest on the Exchange Notes."

CONDITIONS TO THE EXCHANGE
  OFFER....................  The Exchange Offer is subject to certain conditions, including the Company's reasonable determination that it is advisable to proceed or not to proceed with the Exchange Offer. See "The Exchange Offer -- Conditions." The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange.

                             No federal or state regulatory requirements must be complied with or approvals obtained in connection with the Exchange Offer, other than applicable requirements under federal and state securities laws.

FAILURE TO EXCHANGE OLD
  NOTES....................  Holders of the Old Notes who do not tender their
                             Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and subject to all limitations applicable thereto under the Indenture except for any such rights under the Registration Rights Agreement. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered Old Notes could be adversely affected.

PROCEDURES FOR TENDERING
  OLD NOTES................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation to IBJ Schroder Bank & Trust Company, as Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer -- Procedures for Tendering" and "-- Book-entry Transfer."

SPECIAL PROCEDURES FOR
  BENEFICIAL HOLDERS.......  Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. Persons holding Old Notes through The Depository Trust Company ("DTC") and wishing to accept the Exchange Offer must do so pursuant to the DTC's Automated Tender Offer Program ("ATOP") System by which each tendering participant will agree to be bound by the Letter of Transmittal. See "The Exchange Offer -- Procedures for Tendering" and "-- Book-entry Transfer."

GUARANTEED DELIVERY
  PROCEDURES...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of

                             Transmittal to the Exchange Agent prior to the Expiration Date may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. Any such notice of withdrawal must (i) specify the name of the Person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. See "The Exchange Offer -- Withdrawal of Tenders."

ACCEPTANCE OF OLD NOTES
  AND DELIVERY OF EXCHANGE
  NOTES....................  Subject to certain conditions (as summarized above in "Expiration Date" and as described more fully in "The Exchange Offer -- Expiration Date; Extensions; Amendments"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- General."

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES.............  The exchange pursuant to the Exchange Offer will generally not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Consequences of the Exchange Offer."

EXCHANGE AGENT.............  IBJ Schroder Bank & Trust Company, the Trustee
                             under the Indenture, is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is One State Street Plaza, New York, New York 10004, Attention: Securities Processing, Floor SC-1. See "The Exchange Offer -- Exchange Agent."

USE OF PROCEEDS............  There will be no cash proceeds payable to the
                             Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. Net proceeds received by the Company from the sale of the Old Notes were applied to reduce outstanding bank indebtedness under the Bank Tender Facility and the Company's Former Bank Revolving Credit Facility.

                     SUMMARY DESCRIPTION OF EXCHANGE NOTES

NOTES OFFERED..............  $125,000,000 principal amount of 8 1/2% Exchange
                             Senior Subordinated Notes due October 1, 2007 of the Company.

ISSUER.....................  Regal Cinemas, Inc.

MATURITY DATE..............  October 1, 2007.

INTEREST PAYMENT DATES.....  April 1 and October 1 of each year, commencing
                             April 1, 1998.

OPTIONAL REDEMPTION........  The Notes are redeemable at the option of the
                             Company, in whole or in part, at any time on or after October 1, 2002 at 104.250% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after October 1, 2005, plus in each case interest accrued to the redemption date.

CHANGE OF CONTROL..........  Upon a Change of Control (as defined herein), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. See "Description of Exchange
                             Notes -- Change of Control."

SINKING FUND...............  None.

RANKING....................  The Notes will be subordinated to all existing and future senior indebtedness of the Company. As of October 2, 1997, the Company had $123.6 million of senior indebtedness outstanding, and the Company's subsidiaries had $10.1 million of other liabilities (consisting primarily of trade payables and accrued expenses).

CERTAIN COVENANTS..........  The Indenture contains certain covenants that, among other things, restrict the ability of the Company and its Subsidiaries (as defined herein) to: incur additional indebtedness; pay dividends or make distributions in respect of their capital stock; purchase or redeem capital stock; enter into transactions with stockholders or certain affiliates; or consolidate, merge or sell all or substantially all of the Company's assets, other than in certain transactions between the Company and one or more of its wholly-owned subsidiaries. If the Notes attain Investment Grade Status (as defined herein), all of such covenants will cease to apply, other than certain of the covenants relating to mergers and a sale of substantially all of the Company's assets. All of these limitations are subject to a number of important qualifications. In particular, there are no restrictions on the ability of the Company and its Subsidiaries to make advances to, or invest in, other entities (including unaffiliated entities). See "Risk Factors -- Limitations of Covenants" and "Description of Exchange Notes -- Certain Covenants" and "-- Merger and Sale of Assets."

REGISTRATION RIGHTS
  AGREEMENT................  The Company is obligated to consummate the Exchange
                             Offer or to cause resales of the Old Notes to be registered under the Securities Act and, in the event that (i) the Exchange Offer registration statement has not been filed on or prior to November 23, 1997, (ii) the Exchange Offer registration statement is not declared effective on or prior to February 22, 1998; (iii) the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to March 24, 1998; or (iv) any registration statement required by the Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective without being succeeded immediately by an additional registration statement filed and declared effective the interest rate borne by the Old Notes shall be increased by 0.50% per annum. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed 1.00% per annum. Upon the effectiveness of the Exchange Offer registration statement or the consummation of the Exchange Offer or the effectiveness of a shelf registration statement, as the case may be, the interest rate borne by the Old Notes from that time will be reduced to the original interest rate set forth on the cover page of this Prospectus. See "Description of Exchange Notes -- Registration Rights".

ABSENCE OF PUBLIC MARKET
  FOR THE EXCHANGE NOTES...  The Exchange Notes will be a new issue of securities for which there is currently no trading market. Although Goldman, Sachs & Co. and Lehman Brothers Inc. have informed the Company that they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

     The summary consolidated financial data set forth below as of and for each of the fiscal years ended December 31, 1992, December 30, 1993, December 29, 1994, December 28, 1995 and January 2, 1997 and as of and for each of the nine-month periods ended October 3, 1996 and October 2, 1997, are derived from the consolidated financial statements of Regal. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Supplemental Consolidated Financial Statements and Notes thereto incorporated by reference herein.

                                                          FISCAL YEAR ENDED                                 NINE MONTHS ENDED
                                ----------------------------------------------------------------------   -----------------------
                                DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 28,   JANUARY 2,   OCTOBER 3,   OCTOBER 2,
                                    1992           1993           1994           1995          1997         1996       1997(1)
                                ------------   ------------   ------------   ------------   ----------   ----------   ----------
STATEMENT OF INCOME DATA:
  Revenues....................    $167,588       $214,359       $265,005       $309,022      $389,193     $287,188     $348,508
  Operating income............      12,849         22,147         28,412         41,110        58,196       44,108       45,051
  Income before extraordinary
    item......................       6,107          8,716         12,702         17,953        25,817       18,644       23,777
  Extraordinary item net of
    tax:
    Gain (loss) on
      extinguishment of
      debt....................          --            190         (1,752)          (448)         (751)        (751)     (10,020)
  Net income..................       6,107          8,906         10,950         17,505        25,066       17,893       13,757
  Ratio of earnings to fixed
    charges(2)................        1.79x          2.91x          3.52x          3.37x         3.97x        3.76x        4.07x
OPERATING DATA(3):
  Theatre locations...........         130            160            195            206           223          222          238
  Screens.....................         924          1,110          1,397          1,616         1,899        1,803        2,111
  Average screens per
    location..................        7.11           6.94           7.16           7.84          8.52         8.12         8.87

                                                                AS OF OCTOBER 2, 1997
                                                                ---------------------
BALANCE SHEET DATA:
  Total assets..............................................          $583,655
  Total long-term debt, including current maturities........           248,641
  Total shareholders' equity................................           294,650

---------------

(1) For the third quarter and first nine months of 1997, Regal had several nonrecurring items that were primarily related to the Cobb Theatres Acquisition, which was consummated during the third quarter. For both periods, these nonrecurring items were: (i) an extraordinary loss on debt extinguishment of $10,020,000 net of tax; (ii) merger expenses of $7,789,000 ($5,429,000, after tax); (iii) an impairment loss of long-lived assets under Statement of Financial Accounting Standards No. 121 of $4,960,000 ($3,075,000, after tax); and (iv) a deferred tax asset valuation allowance adjustment that reduced income taxes by $2,309,000. For the first nine months of 1996, Regal had the following nonrecurring items: (i) an extraordinary loss on debt extinguishment of $751,000 net of tax; and (ii) after tax expenses related to mergers and dividends of $1,429,000.
(2) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include pretax income from continuing operations plus fixed charges (adjusted for interest capitalized during the period). "Fixed charges" include interest, whether expensed or capitalized, amortization of debt expenses and the portion of rental expense that is representative of the interest factor in these rentals.
(3) Theatre locations and screens are stated at the end of the respective periods.

                                  RISK FACTORS

     The following risk factors, in addition to the other information contained in this Prospectus, should be carefully considered in evaluating an investment in the Notes offered hereby.

DEPENDENCE ON MOTION PICTURE PRODUCTION AND PERFORMANCE; RELATIONSHIP WITH FILM DISTRIBUTORS

     The ability of Regal to operate successfully depends upon a number of factors, the most important of which is the availability and popularity of motion pictures and the performance of such motion pictures in the Company's markets. The Company predominantly licenses "first-run" motion pictures. Poor performance of, or disruption in the production of or access to, motion pictures by the major studios and/or independent producers could adversely affect the Company's business and results of operations. Since film distributors have historically released those films which they anticipate will be the most successful during the summer and holiday seasons, poor performance of such films or disruption in the release of films during such periods could adversely affect the Company's quarterly results for those particular periods. In addition, because the Company's business depends to a significant degree on maintaining good relations with the major film distributors, a deterioration in the Company's relationship with one or more of the major film distributors could adversely affect the Company's access to commercially successful films and have a material adverse effect on the Company's business and results of operations.

EXPANSION PLANS

     The Company's growth strategy involves the development of new theatres. The Company intends to develop approximately 140 to 160 screens during the balance of 1997 and approximately 500 to 600 screens during 1998. The Company expects that the capital expenditures in connection with its expansion plan will aggregate approximately $40 million to $50 million for the fourth quarter of 1997 and $200 million to $225 million during 1998. The Company's ability to open theatres on a timely and profitable basis is subject to various contingencies, some of which are beyond the Company's control. There is significant competition in the United States for site locations from both theatre companies and other businesses. There can be no assurance that the Company will be able to obtain attractive theatre sites, negotiate acceptable lease terms, build theatres on a timely and cost-effective basis, hire, train and retain skilled managers and personnel and obtain adequate capital resources. There can be no assurance that the Company will achieve its planned expansion or that new theatres will achieve levels of profitability comparable to the Company's existing theatres.

ACQUISITION RISKS

     The Company's growth strategy also may involve the acquisition of additional theatres and/or theatre companies. There can be no assurance that the Company will be able to successfully acquire suitable acquisition candidates or integrate acquired operations into its existing operations. There can also be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the quarters immediately following the completion of an acquisition while the operations of an acquired business are being integrated. Once integrated, acquired theatres may not achieve (or may not be expected to achieve) levels of revenue or profitability comparable with those achieved by the Company's existing theatres, or otherwise perform as expected. There is substantial competition for attractive acquisition candidates.

COMPETITION

     The motion picture exhibition industry is highly competitive, particularly in licensing aspects of films, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete with the Company's theatres. Many of the Company's competitors have been in existence significantly longer than Regal and may be better established in certain of the markets where the Company's theatres are located. Many of the Company's competitors have sought to increase the number of theatres and screens in operation. Such increases may cause certain local markets or portions thereof to become over screened, resulting in a negative impact on the earnings of the theatres involved and thus on the Company's theatres in those markets.

     Regal believes that the principal competitive factors in the motion picture exhibition industry include licensing terms, the seating capacity, location and reputation of an exhibitor's theatres, the quality of projection and sound equipment at the theatres and the exhibitor's ability and willingness to promote the films. Competition for patrons is dependent upon factors such as the availability of popular films, the location of theatres, the comfort and quality of theatres and ticket prices. Failure to compete favorably with respect to any of these factors could have a material adverse effect on the Company's business and results of operations. Alternative motion picture exhibition delivery systems, including cable television, video cassettes and pay per view, exist for the exhibition of filmed entertainment. An expansion of such delivery systems could have a material adverse effect upon Regal's business and results of operations.

DEPENDENCE ON SENIOR MANAGEMENT

     Regal's success depends upon the continued contributions of its senior management, including Michael L. Campbell, Chairman, President and Chief Executive Officer of the Company. The loss of the services of one or more of Regal's senior management could have a material adverse effect upon its business and development. Regal's loan agreement provides that Mr. Campbell or a successor reasonably acceptable to Regal's lenders must be employed as Chief Executive Officer. Regal has an employment agreement with Mr. Campbell.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

     Regal's revenues have been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most marketable motion pictures have been released during the summer and the Thanksgiving through year-end holiday season. The unexpected emergence of a hit film during other periods can alter the traditional trend. The timing of such releases can have a significant effect on Regal's results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter. The seasonality of motion picture exhibition, however, has become less pronounced in recent years as studios have begun to release major motion pictures somewhat more evenly throughout the year.

SUBSTANTIAL INDEBTEDNESS

     As of October 2, 1997, the Company had $123.6 million of senior indebtedness outstanding. The degree to which the Company is leveraged will have important consequences to holders of Notes, including: (i) the ability of the Company to obtain additional financing in the future, whether for working capital, capital expenditures, acquisitions or other purposes, may be impaired;
(ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on the Notes and under the Bank Revolving Credit Facility and, under certain circumstances, principal amounts of indebtedness outstanding under the Bank Revolving Credit Facility, thereby reducing the funds available to the Company for its operations and any future business opportunities and (iii) the Company may be more vulnerable in the event of a downturn in its business. The Company's ability to make scheduled payments or to refinance its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business, competitive and other factors beyond its control. Although the Company's cash flow from operations has historically been sufficient to meet its debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness, including indebtedness under the Notes. See "Capitalization."

SUBORDINATION OF NOTES

     The Old Notes are and the Exchange Notes will be general unsecured obligations of the Company subordinated in right of payment to all existing and future senior indebtedness of the Company, including indebtedness under the Bank Revolving Credit Facility. As of October 2, 1997, the Company had $123.6 million of senior indebtedness outstanding, and the Company's subsidiaries had other liabilities of $10.1 million (consisting primarily of trade payables and accrued expenses). In addition, the Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries. Subject to certain limitations, the Indenture will permit the Company and its subsidiaries to incur additional indebtedness, including senior indebtedness. See "Description of Exchange Notes -- Certain Covenants." The Company may not pay principal of, premium, if any, or interest on the Notes or purchase, redeem or otherwise retire the Notes, if any principal, premium, if any, or interest on any senior indebtedness is not paid when due (whether at final maturity, upon scheduled installment, acceleration or otherwise) unless such payment default has been cured or waived or such senior indebtedness has been repaid in full. In addition, under certain circumstances, if any non-payment default exists with respect to senior indebtedness (including under the Bank Revolving Credit Facility), the Company may not make any payments on the Notes for a specified period of time, unless such default is cured or waived or such senior indebtedness has been repaid in full. If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an event of default under the Indenture and would generally entitle the holders of the Notes to accelerate the maturity thereof. See "Description of Exchange Notes -- Subordination." As a result of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency of the Company, the assets of the Company will be available to pay obligations on the Notes only after all senior indebtedness and indebtedness and other liabilities of the Company's existing subsidiaries (or any future subsidiary) have been paid in full, and therefore there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The outstanding capital stock of the Company's subsidiaries has been pledged to secure senior indebtedness under the Bank Revolving Credit Facility. In addition, the assets of the Company may be pledged to secure senior indebtedness, including indebtedness under the Bank Revolving Credit Facility. See "Description of Exchange Notes" and "Description of Bank Revolving Credit Facility."

LIMITATIONS OF COVENANTS

     Although the Indenture limits the incurrence of indebtedness by the Company and its subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by the Company and its subsidiaries of liabilities that are not considered "Indebtedness" under the Indenture, such as those that would be incurred under the Sale/Leaseback Transaction, if consummated; nor does the Indenture impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as Unrestricted Subsidiaries (as defined herein). See " -- Substantial Indebtedness"; and "Description of Exchange Notes -- Certain Covenants -- Limitation on Consolidated Indebtedness" and " -- Limitation on Restricted Payments." Furthermore, there are no restrictions on the ability of the Company and its subsidiaries to make advances to, or invest in, other entities (including unaffiliated entities) and no restrictions on the ability of the Company's subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to the Company. If the Notes attain Investment Grade Status, the covenants in the Indenture limiting the Company's and its subsidiaries' ability to incur indebtedness, pay dividends or make other distributions or engage in transactions with affiliates will cease to apply. See "Description of Exchange Notes -- Fall-away Event" and " -- Certain Covenants."

REPURCHASE OF THE NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Certain events involving a Change of Control will result in an event of default under the Bank Revolving Credit Facility and may result in an event of default under other indebtedness of the Company that may be incurred in the future. An event of default under the Bank Revolving Credit Facility or other future senior indebtedness could result in an acceleration of such indebtedness, in which case the subordination provisions of the Notes would require payment in full of such senior indebtedness before repurchase of the Notes. See "Description of Exchange Notes -- Subordination," "-- Certain Covenants," -- Change of Control" and "Description of Bank Revolving Credit Facility." There can be no assurance that the Company would have sufficient resources to repurchase the Notes or pay its obligations if the indebtedness under the Bank Revolving Credit Facility or other future senior indebtedness were accelerated upon the occurrence of a Change of Control. The inability of the Company to repurchase all of the tendered Notes would constitute an Event of Default under the Indenture. These provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a merger, tender offer or other takeover attempt. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon Change of Control or other defaults under such debt instruments.

RESTRICTIONS UNDER BANK REVOLVING CREDIT FACILITY

     The Bank Revolving Credit Facility contains certain financial and other covenants, including covenants requiring the Company to maintain certain financial ratios and restricting the ability of the Company to incur indebtedness or to create or suffer to exist certain liens. The Bank Revolving Credit Facility also requires that certain amounts of indebtedness thereunder be repaid by specified dates. The ability of the Company to comply with such provisions may be affected by events beyond its control. See "Description of Bank Revolving Credit Facility."

     A failure to make any required payment under the Bank Revolving Credit Facility or to comply with any of the financial and operating covenants included in the Bank Revolving Credit Facility would result in an event of default thereunder, permitting the lenders to vote to accelerate the maturity of the indebtedness under the Bank Revolving Credit Facility. In addition, pursuant to the subordination provisions of the Notes, a default under the Bank Revolving Credit Facility may result in the blockage of payments under the Notes. See "Description of Exchange Notes -- Subordination." If the lenders under the Bank Revolving Credit Facility accelerate the maturity of the indebtedness thereunder, there can be no assurance that the Company will have sufficient assets to satisfy its obligations under the Bank Revolving Credit Facility or the Notes.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes are a new issuance of securities for which there is currently no trading market. The Notes will not be listed on any securities exchange. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their principal amount depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company. Goldman, Sachs & Co. and Lehman Brothers Inc. have advised the Company that they currently intend to make a market in the Old Notes and Exchange Notes. However, they are not obligated to do so, and any market-making activity with respect to the Old Notes and the Exchange Notes may be discontinued at any time without notice.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus may constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the foregoing risk factors (the "Cautionary Statements"). All forward-looking statements are expressly qualified in their entirety by the Cautionary Statements.

                                  THE COMPANY

     Regal is the third largest motion picture exhibitor in the United States based upon the number of screens in operation. At October 2, 1997, the Company operated 238 multiplex theatres with an aggregate of 2,111 screens in 22 states. Since its inception, Regal has increased its average screens per location from
4.8 to 8.9 screens, which management believes is among the highest in the industry, as compared to the average of approximately 5.7 screens for the five largest motion picture exhibitors at May 1, 1996.

     The Company develops, acquires and operates multiplex theatres in mid-size metropolitan markets and suburban growth areas of larger metropolitan markets. At October 2, 1997, Regal had 19 new theatres with 333 screens under construction and 17 screens under construction at four existing theatres. The Company seeks to locate theatres in markets that it believes are underscreened or that are served by older theatre facilities. The Company also seeks to locate each theatre where it will be the sole or dominant exhibitor within a particular geographic film licensing zone. Management believes that approximately 72% of the Company's theatres are located in film licensing zones in which Regal is the sole exhibitor.

     The Company's growth has come through the acquisition of existing theatres and the development of new theatres. Regal has followed a conservative approach to capitalizing the Company and, accordingly, has historically financed a significant portion of its growth through the issuance of Common Stock, both in acquisitions and in equity offerings. Since its inception, Regal has acquired a net of 187 theatres with 1,432 screens, developed 51 theatres with 597 screens and added 82 screens to existing theatres, all of which have served to establish and enhance the Company's presence in selected geographic markets. Regal anticipates that its future growth will result largely from the development of new theatres, as well as the addition of screens to existing theatres, strategic acquisitions of theatre circuits and the development of entertainment concepts that complement the Company's theatres.

     Regal emphasizes patron satisfaction by providing convenient locations, comfortable seating, spacious neon-enhanced lobby and concession areas and a wide variety of film selections. Regal's theatre complexes feature clean, modern auditoriums with high quality projection and digital stereo surround-sound systems. Regal's theatres typically contain auditoriums ranging from 100 to 500 seats, allowing the Company to exhibit films on a more cost effective basis for longer periods by shifting films from larger to smaller auditoriums within the same complex to accommodate changing attendance levels. In addition, the Company promotes patron loyalty through specialized marketing programs for its theatres and feature films.

     To complement the Company's theatre development, the Company has developed its FunScape(TM) comprehensive entertainment complexes designed to increase both the drawing radius for patrons and patron spending by offering a wider array of entertainment options at a single destination. Regal opened its first FunScape(TM) in Chesapeake, Virginia in August 1995 and additional FunScapes(TM) in Rochester, New York, Syracuse, New York and Brandywine, Delaware. Each complex includes a 13 to 16 screen theatre and a 50,000 to 70,000 square foot comprehensive family entertainment center. The Company currently has four additional FunScape(TM) complexes under construction and may seek to develop additional FunScape(TM) complexes at strategic locations. The Company also signed an agreement to include IMAX 3-D theatres in ten new multiplex theatre projects over the next five years.

BUSINESS STRATEGY

     OPERATING STRATEGY. Management believes that the following characteristics are the key elements of its operating strategy:

     - MULTIPLEX THEATRES. Management believes that the Company's multiplex theatres, substantially all of which show first run movies, promote increased attendance and maximize operating efficiencies through reduced labor costs and improved utilization of theatre capacity. The Company's multiplex theatres enable it to offer a diverse selection of films; stagger movie starting times; increase management's flexibility in determining the number of weeks that a film will run and the size of the auditorium in which it is shown; and serve patrons from common support facilities.

     - COST CONTROL. The Company's tight cost control drives its operating margins, which management believes are the highest in the movie exhibition industry. Management's focus on cost control extends from theatre development through operation of the Company's theatres. Management believes that it is able to reduce construction and operating costs by designing prototype theatres adaptable to a variety of locations and by actively supervising all aspects of construction. In addition, through the use of detailed daily management reports, the Company closely monitors theatre level costs. A significant component of theatre level management's compensation is based on controlling operating expenses at the theatre level.

     - PATRON SATISFACTION/QUALITY CONTROL. Regal emphasizes conveniently located, modern, high quality facilities that offer a wide variety of films. To maintain quality and consistency within the Company's theatres, Regal conducts regular inspections of each theatre and operates a "mystery shopper" program. To enhance the movie going experience, the Company invests in high quality projection and stereo sound equipment, including the latest digital surround-sound systems. As of October 2, 1997, the Company had 74% of its theatres equipped with digital surround-sound systems.

     - CENTRALIZED CORPORATE DECISION MAKING/DECENTRALIZED
       OPERATIONS. Functions centralized through the Company's corporate office include film licensing and concession purchasing, as well as decisions on theatre construction and configuration. Cost controls at the theatre level include close monitoring of concession, advertising and payroll expenses. Regal devotes significant resources to training its theatre managers, who are responsible for most aspects of its theatres' day-to-day operations.

     - MARKETING. Regal actively markets its theatres through grand opening promotions, including "VIP" preopening parties, direct mail campaigns, television commercials in certain markets and promotional activities, such as live music, spotlights and skydivers, which frequently generate media coverage. Regal also utilizes special marketing programs for specific films and concession items. Regal develops patron loyalty through a number of marketing programs such as a summer children's film series in which children's films are shown at reduced rates during the morning hours.

     - PERFORMANCE-BASED COMPENSATION PACKAGES. The Company maintains an incentive program for its corporate personnel, district managers and theatre managers which rewards employees for incremental improvements in profitability. The Company believes that its incentive program, which consists of cash bonuses and stock options, aligns the employees' interests with those of the Company's shareholders.

     GROWTH STRATEGY. Management believes that the following characteristics are the key elements of its growth strategy:

     - DEVELOP NEW THEATRES IN EXISTING AND TARGET MARKETS. Regal seeks to develop multiplex theatres with at least ten screens in both its existing markets and in other mid-sized metropolitan markets and suburban growth areas of larger metropolitan markets in the United States. Management also seeks to locate theatres in areas that are underscreened or that are served by aging theatre facilities.

     - ADD SCREENS TO EXISTING THEATRES. To enhance profitability and maintain competitiveness at existing theatres, the Company will continue to add additional screens where appropriate. The Company currently has nine screens under construction at existing theatre facilities and anticipates the addition of 60 to 80 screens to certain of its theatres over the next 12 to 24 months. The addition of screens to existing theatres is designed not to disrupt operations at the theatres.

     - ACQUIRE THEATRES. While management believes that a significant portion of its future growth will come through the development of new theatres, Regal will continue to consider strategic acquisitions of complementary theatres or theatre circuits at which Regal believes it can improve profitability and increase screen counts.

     - DEVELOP COMPLEMENTARY THEATRE CONCEPTS. To complement the Company's theatre development, Regal has opened four FunScapes(TM) and currently has four additional FunScapes(TM) under construction. The Company may seek to develop additional FunScape(TM) complexes at strategic locations. The Company also signed an agreement to include IMAX 3-D theatres in ten new multiplex theatre projects over the next five years. Management believes that theatres with IMAX 3-D will draw higher traffic levels than theatres without them.

                               THE EXCHANGE OFFER

GENERAL

     In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights (the "Registration Rights"). Pursuant to the agreement governing the Exchange and Registration Rights (the "Registration Rights Agreement"), the Company agreed to use its best efforts, at its cost, to file and cause to become effective a registration statement with respect to the Exchange Offer to exchange the Old Notes for the Exchange Notes (the "Exchange Offer Registration Statement"). Upon such Exchange Offer Registration Statement being declared effective, the Company has agreed to offer the Exchange Notes in return for surrender of the Old Notes. For each Old Note surrendered to the Company under the Exchange Offer and not withdrawn by the holder thereof, the Holder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note will accrue from September 24, 1997. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or under certain other circumstances, the Company has agreed, at its cost, to use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Old Notes and to keep such registration statement effective for a period of two years, or in certain circumstances, one year. The Company shall, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes.

     In the event the Exchange Offer Registration Statement is not filed with the Commission on or prior to November 23, 1997 or is not declared effective on or prior to February 22, 1998, then the annual interest rate borne by the Notes shall be increased by 0.50% per annum following such dates. If such Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective by March 24, 1998, then the annual interest rate borne by the Notes shall be increased by an additional 0.50% per annum after March 24, 1998. Upon the effectiveness of the Exchange Offer Registration Statement after February 22, 1998 or the consummation of such Exchange Offer or the effectiveness of such Shelf Registration Statement, as the case may be, after March 24, 1998 the interest rate borne by the Notes from effectiveness or consummation, as the case may be, will revert to 8 1/2%.

     In the event the Exchange Offer is consummated, the Company, subject to certain incidental registration rights, will not be required under the Registration Rights Agreement to file the Shelf Registration Statement to register any outstanding Notes, and the interest rate on such Notes will remain at its initial level of 8 1/2%. The Exchange Offer shall be deemed to have been consummated when the Company has exchanged, pursuant to the Exchange Offer, Exchange Notes for all Old Notes that have been tendered and not withdrawn prior to the Expiration Date. In such event, holders of the Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Description of Exchange Notes -- Registration Rights" and "Risk Factors."

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

     Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the

Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understandings with any person to participate in the distribution of such Exchange Notes. Any holder of the Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes could not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for the Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     As of the date of this Prospectus, $125,000,000 aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A under the Securities Act.

     This Prospectus, together with the accompanying Letter of Transmittal (the "Letter of Transmittal"), is being sent to all registered holders as of
            , 1997 (the "Record Date").

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to IBJ Schroder Bank & Trust Company (the "Exchange Agent"). See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of the Old Notes for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders of the Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See " -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean             , 1997, unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of the Old Notes an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept the Old Notes not previously accepted, if any of the conditions set forth herein under "-- Conditions" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

     Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest from September 24, 1997, payable semiannually on April 1 and October 1, of each year commencing on April 1, 1998, at the rate of 8 1/2% per annum. Holders of the Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from September 24, 1997 until the date of the issuance of the Exchange Notes. Consequently, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on April 1, 1998 (the first interest payment date with respect to the Old Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure described under "-- Book-entry Transfer" below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     The tender by a holder of the Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The method of delivery of the Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent, including through DTC's ATOP system as described below, is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Notes should be sent to the Company.

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name the Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver through DTC's ATOP system.

     Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of the Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "-- Conditions," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase the Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

BOOK-ENTRY TRANSFER

     DTC's ATOP system is the only method of processing exchange offers through DTC. To accept the Exchange Offer through ATOP, participants in DTC must send electronic instruction to DTC through DTC's communication system in lieu of sending a signed, hard copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the Exchange Agent. To tender the Old Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Exchange Agent must contain the character by which the participant acknowledges its receipt of, and agrees to be bound by the terms of, the Letter of Transmittal ("Electronic Agreement").

     The exchange of Exchange Notes for the Old Notes will only be made after timely confirmation of the transfer of the Old Notes to the Exchange Agent and receipt by the Exchange Agent of an Electronic Agreement.

     The method of delivery of the Old Notes is at the option and risk of the tendering holder and, except as otherwise provided in the Letter of Transmittal, the delivery will be deemed to be made only when actually received by the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of the Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile or electronic transmission thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or electronic transmission thereof) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of the Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange.

     To withdraw a tender of the Old Notes in the Exchange Offer, a written or facsimile transmission or, where applicable electronic transmission, notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor or, in the case of Holders tendering through the ATOP system, otherwise comply with the requirements of DTC. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under " -- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Exchange Notes in exchange for any properly tendered Old Notes not theretofore accepted and may terminate the Exchange Offer, or, at its option, modify or otherwise amend the Exchange Offer, if any of the following occurs or is true: (i) the Exchange Offer, or the making of any exchange by a Holder, violates applicable law or any applicable interpretation of the Commission or its staff, (ii) any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer, (iii) there shall have been adopted or enacted any law, statute, rule or regulation which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer, (iv) there shall have been declared by U.S. federal, New York State or Canadian federal authorities a banking moratorium which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer, (v) trading generally on the New York Stock Exchange, the American Stock Exchange or NASDAQ shall have been suspended by order of the Commission or any other governmental authority which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer or (vi) the Company reasonably deems it advisable to terminate the Exchange Offer.

     If the Company determines that any condition set forth above exists, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of the Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period. See "Description of Exchange
Notes -- Registration Rights."

EXCHANGE AGENT

     IBJ Schroder Bank & Trust Company, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:


  By Mail, Hand or Overnight Courier:  One State Street Plaza
                                       New York, New York 10004
                                       Attention: Securities Processing,
                                                   Floor SC-1
  Facsimile Transmission:              212-858-2611
  Confirm by Telephone:                212-858-2103

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and employees of the Company and its affiliates in person, by telecopy or telephone.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing Exchange Notes as contemplated in this Prospectus, the Company will receive Old Notes in exchange, in like principal amount, the terms of which are the same in all material respects as the form and terms of the Exchange Notes except that the Exchange Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.

     The net proceeds to the Company from the sale of the Old Notes was $121 million, after deducting discounts and estimated expenses of the offering. The Company applied a portion of the net proceeds of the offering of Old Notes to repay all of the indebtedness outstanding under the Bank Tender Facility. Borrowings under the Bank Tender Facility were incurred to finance the aggregate purchase price of the Cobb Notes tendered for repurchase in the Tender Offer and aggregated $93.6 million (excluding accrued interest on the Cobb Notes through the date of purchase). The balance of the net proceeds was used to repay a portion of the indebtedness outstanding under the Company's former revolving credit facility (the "Former Bank Revolving Credit Facility"). On October 8, 1997, the Company entered into a loan agreement with its bank, establishing a new revolving credit facility which permits borrowings of up to $250 million (the "Bank Revolving Credit Facility"). As of October 8, 1997, the Company had $122 million of indebtedness outstanding under the Bank Revolving Credit Facility, which indebtedness bore interest at a weighted average interest rate of 6.22% per annum as of such date. Amounts under the Bank Revolving Credit Facility may be used by the Company for general corporate purposes, including the opening of new theatres and possible acquisitions. See "Description of Bank Revolving Credit Facility."

                                 CAPITALIZATION

     The following table sets forth, as of October 2, 1997, the consolidated short-term debt and capitalization of the Company. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Supplemental Consolidated Financial Statements and the Notes thereto appearing elsewhere or incorporated by reference in this Prospectus.

                                                              AS OF OCTOBER 2, 1997
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
Current maturities of long-term debt........................         $    275
                                                                     --------
                                                                     $    275
                                                                     ========
Former Bank Revolving Credit Facility.......................         $122,000
8 1/2% Senior Subordinated Notes due 2007...................          125,000
Other long-term obligations.................................            1,366
                                                                     --------
          Total long-term debt..............................          248,366
Shareholders' Equity:
  Preferred Stock, no par value; 1,000,000 shares
     authorized, none outstanding...........................               --
  Common Stock, no par value, 100,000,000 shares authorized;
     36,026,853 shares issued and outstanding; 36,026,853
     shares issued and outstanding, as adjusted.............          223,204
  Retained earnings.........................................           71,446
                                                                     --------
          Total shareholders' equity........................          294,650
                                                                     --------
            Total capitalization............................         $543,016
                                                                     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company as of and for each of its most recent five fiscal years and the nine month periods ended October 3, 1996 and October 2, 1997. The consolidated financial data for the most recent five fiscal years have been derived from the Company's audited consolidated financial statements for such periods. The consolidated financial data for the nine month periods ended October 3, 1996 and October 2, 1997 have been derived from the Company's unaudited consolidated financial statements. In management's opinion, such unaudited consolidated financial statements include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Results of operations for the nine month period ended October 2, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending January 1, 1998. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Supplemental Consolidated Financial Statements and Notes thereto and Condensed Consolidated Financial Statements and Notes thereto incorporated by reference herein.

                                                                                                            FOR THE NINE MONTHS
                                            FOR THE FISCAL YEAR ENDED AND AT FISCAL YEAR END                 AND AT PERIOD END
                                 ----------------------------------------------------------------------   -----------------------
                                 DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 28,   JANUARY 2,   OCTOBER 3,   OCTOBER 2,
                                   1992(1)          1993           1994           1995          1997         1996         1997
                                 ------------   ------------   ------------   ------------   ----------   ----------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues.....................    $167,588       $214,359       $265,005       $309,022      $389,193     $287,188     $348,508
  Operating income.............      12,849         22,147         28,412         41,110        58,196       44,108       45,051
  Income before extraordinary
    items......................       6,107          8,716         12,702         17,953        25,817       18,644       23,777
  Extraordinary items:
    Gain (loss) on
      extinguishment of debt...          --            190         (1,752)          (448)         (751)        (751)     (10,020)
                                   --------       --------       --------       --------      --------     --------     --------
  Net income...................    $  6,107       $  8,906       $ 10,950       $ 17,505      $ 25,066     $ 17,893     $ 13,757
  Dividends (Neighborhood and
    Georgia State).............        (710)          (739)          (380)          (433)         (229)        (229)          --
                                   --------       --------       --------       --------      --------     --------     --------
        Net income applicable
          to common stock......    $  5,397       $  8,167       $ 10,570       $ 17,072      $ 24,837     $ 17,664     $ 13,757
                                   ========       ========       ========       ========      ========     ========     ========
  Earnings per common share
    before effects of
    extraordinary item:
    Primary....................    $   0.39       $   0.38       $   0.43       $   0.57      $   0.74     $   0.54     $   0.64
    Fully diluted..............        0.29           0.34           0.43           0.57          0.74         0.54         0.64
  Earnings per common share:
    Primary....................        0.34           0.36           0.36           0.55          0.71         0.52         0.37
    Fully diluted..............        0.25           0.32           0.36           0.54          0.71         0.52         0.37
  Weighted average shares and
    equivalents outstanding:
    Primary....................      15,833         22,728         29,496         31,311        34,800       33,882       37,211
    Fully diluted..............      21,282         25,728         29,669         31,482        34,892       33,882       37,211
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets.................    $137,424       $162,098       $252,630       $349,031      $488,825     $327,984     $583,655
  Long-term obligations,
    including current
    maturities, and redeemable
    preferred stock............      87,869         73,523        117,471        188,456       144,626       27,673      248,641
        Total shareholders'
          equity...............      25,160         26,649         88,089        109,020       279,302      268,708      294,650

---------------

(1) 1992 results of operations do not include the results of Georgia State.

                 DESCRIPTION OF BANK REVOLVING CREDIT FACILITY

     The Company's Bank Revolving Credit Facility permits borrowings of up to $250 million and bears interest, at the election of the Company, at the bank's prime lending rate or a rate determined on a spread over LIBOR (with the spread being based on the Company's financial performance and amount of outstanding borrowings). As of October 8, 1997, the Company had $122 million of indebtedness outstanding under the Bank Revolving Credit Facility, which indebtedness bore interest at a weighted average interest rate of 6.22% per annum as of such date. Such indebtedness was incurred primarily to finance acquisitions and to construct theatres. The Bank Revolving Credit Facility expires on October 7, 2002.

     The Bank Revolving Credit Facility contains several financial covenants. The Company must maintain, as at the end of each fiscal quarter, and at each funding or transaction date, a ratio of consolidated total indebtedness (as defined in the Bank Revolving Credit Facility) to theatre level cash flow (as defined in the Bank Revolving Credit Facility) at a maximum of 3.0 to 1.0. The Company must also maintain (i) a fixed charge coverage ratio (as defined in the Bank Revolving Credit Facility) of 1.75 to 1.0 as to any fiscal quarter end and
(ii) minimum consolidated net worth of (A) not less than 90% of the Company's consolidated net worth on October 8, 1997, and (B) with respect to each fiscal quarter beginning after October 2, 1997, a minimum net worth equal to the immediately preceding fiscal quarter plus the sum of (x) 50% of net income (but not including any net losses) for the fiscal quarter then ended, (y) 100% of all proceeds realized by the Company from any private placement or public offering of its stock during the fiscal quarter then ended, and (z) 100% of all additions to stockholders' equity resulting from the issuance by the Company of its capital stock to pay for any theatres acquired during the fiscal quarter then ended. The Bank Revolving Credit Facility also contains covenants prohibiting, among other things, the Company's incurring additional debt, creating additional liens, making certain investments, becoming a party to a merger, unless the Company is the surviving corporation in the merger, selling all or substantially all of its assets or paying material cash dividends on its Common Stock. The Company's subsidiaries guarantee amounts outstanding under the Bank Revolving Credit Facility.

                         DESCRIPTION OF EXCHANGE NOTES

     The Old Notes were and the Exchange Notes will be issued under an indenture dated as of September 24, 1997 (the "Indenture"), between Regal Cinemas, Inc., as issuer (the "Company") and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). The Exchange Notes are subject to all of the terms of the Indenture, and Holders of Exchange Notes are referred to the Indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The form of the Exchange Notes and the Old Notes will be identical in all material respects except that the Exchange Notes have been registered under the Securities Act and, therefore will not bear restrictive legends restricting their transfer. The Exchange Notes will not represent new indebtedness of the Company and will rank pari passu with the Old Notes. Any provision of the Indenture which requires action by or approval of a specified percentage of the Holders of the Outstanding Notes shall require the approval of the Holders of such percentage of Outstanding Old Notes and Exchange Notes, in the aggregate. Upon the effectiveness of an Exchange Offer Registration Statement or Shelf Registration Statement, as the case may be, filed under the Securities Act with respect to the Notes, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The following summaries of certain material provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

GENERAL

     The Notes will mature on October 1, 2007 and will be limited to $125 million aggregate principal amount. Each Note will bear interest at the rate set forth on the cover page hereof from September 24,1997 or from the most recent interest payment date to which interest has been paid, payable semiannually on April 1 and October 1 of each year, commencing April 1, 1998, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve, 30-day months.

     Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York (which initially will be the corporate trust office of the Trustee, One State Street, New York, New York 10004); provided, however, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Note Register. No service charge will be made for any registration of transfer or exchange or redemption of Notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange.

     The Notes will not be entitled to the benefit of any sinking fund.

FALL-AWAY EVENT

     In the event that the Notes achieve Investment Grade Status and no Event of Default or Default shall have occurred and be continuing (the occurrence of the foregoing events, being collectively referred to as the "Fall-away Event"), upon the request of the Company the covenants described under "-- Certain Covenants" will no longer be applicable to the Company and its Subsidiaries. See
"-- Certain Covenants." As a result, upon the occurrence of the Fall-away Event the Notes will be entitled to substantially no covenant protection.

SUBORDINATION

     The Notes will be unsecured senior subordinated indebtedness of the Company ranking pari passu with all other existing and future senior subordinated indebtedness of the Company. The payment of all Obligations in respect of the Notes will be subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or Cash Equivalents of all Senior Indebtedness, or provision shall be made for such payment in full in cash or Cash Equivalents to the satisfaction of the holders of Senior Indebtedness, before the Holders will be entitled to receive any payment or distribution of any kind or character from any source (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the Notes are so subordinated as provided in the Indenture) (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") on account of all Obligations in respect of the Notes or on account of the purchase, deposit for defeasance or redemption or other acquisition of Notes.

     No payment (other than any payments made pursuant to the provisions described under "-- Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities) may be made by the Company on account of all Obligations in respect of the Notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of Notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest in respect of any Senior Indebtedness beyond any applicable grace periods (a "Payment Default") until such Payment Default shall have been cured or waived or have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

     No payment (other than any payments made pursuant to the provisions described under "-- Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of all Obligations in respect of the Notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of Notes for the period specified below ("Payment Blockage Period") upon the occurrence of any default with respect to any Designated Senior Indebtedness not covered by the immediately preceding paragraph pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and receipt by the Trustee of written notice thereof from the representatives of the holders of any Designated Senior Indebtedness.

     The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from such representative and shall end on the earliest of (i) 179 days thereafter (provided any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated, in which case the provisions of the second preceding paragraph shall apply), (ii) the date on which such Non-payment Default is cured, waived or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents, (iii) such Designated

Senior Indebtedness has been discharged or paid in full in cash or Cash Equivalents or (iv) such Payment Blockage Period shall have been terminated by written notice to the Trustee from the representative initiating such Payment Blockage Period, after which the Company will resume making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of the Notes shall have received any payment prohibited by the foregoing, then such payment shall be paid over to the representatives of such Designated Senior Indebtedness initiating the Payment Blockage Period, to be held in trust for distribution to the holders of Senior Indebtedness or, to the extent amounts are not then due in respect of Senior Indebtedness, prompt return to the Company, or otherwise as a court of competent jurisdiction shall direct.

     Failure by the Company to make any required payment in respect of the Notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, Holders will have the right to require repayment of the Notes in full. See
"-- Events of Default".

     By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full in cash or Cash Equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes.

     "Senior Indebtedness" means (i) all obligations of the Company, now or hereafter existing, under or in respect of any Working Capital Agreement, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against the Company under the Bankruptcy Laws, whether or not such interest is allowed as a claim after such filing in any proceeding under such law), fees, expenses, indemnities, gross-ups or other payments thereunder and (ii) the principal of, premium, if any, and interest on all other Indebtedness of the Company (other than the Notes), whether outstanding on the date of the Indenture or thereafter Incurred, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes, (ii) Indebtedness of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company or the Notes, (iii) Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company, (iv) Indebtedness of the Company to the extent Incurred in violation of any covenant of the Indenture, (v) any liability for federal, state or local taxes or other taxes, owed or owing by the Company, (vi) trade account payables owed or owing by the Company, (vii) amounts owed by the Company for compensation to any employee, officer or director for services rendered to the Company, (viii) Indebtedness of the Company to any Subsidiary or any other Affiliate of the Company and (ix) Indebtedness which when Incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code is without recourse to the Company or any Subsidiary.

     "Designated Senior Indebtedness" means (i) all Senior Indebtedness under any Working Capital Agreement and (ii) any other Senior Indebtedness (a) which at the time of determination exceeds $25 million in aggregate principal amount,
(b) which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company and (c) as to which the Trustee has been given written notice of such designation.

OPTIONAL REDEMPTION

     The Notes are redeemable, at the option of the Company, as a whole or in part, at any time on or after October 1, 2002, at the Redemption Prices (expressed as percentages of the principal amount thereof) set forth below together with accrued and unpaid interest to the Redemption Date, if redeemed during the 12-month period beginning on October 1 of the years indicated:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2002........................................................   104.250%
2003........................................................   102.833%
2004........................................................   101.417%
2005 and thereafter.........................................   100.000%

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee not more than 60 days prior to the Redemption Date by such method as the Trustee shall deem fair and appropriate; provided, however, that Notes will not be redeemed in amounts less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption.

CERTAIN COVENANTS

     The Indenture will provide that all of the following restrictive covenants will be applicable to the Company unless and until the Fall-away Event occurs. In such event, the Company will be released from its obligations to comply with the restrictive covenants described below as well as certain other obligations. The covenants that will be released upon the Fall-away Event are "Limitation on Consolidated Indebtedness," "Limitation on Restricted Payments," "Limitation on Transactions with Affiliates," "Limitation on Senior Subordinated Indebtedness" and clause (c) under the "Merger and Sale of Assets" covenant.

     LIMITATION ON CONSOLIDATED INDEBTEDNESS. The Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or guarantee, or in any other manner become directly or indirectly liable for the payment of, any Indebtedness (excluding Permitted Indebtedness) unless at the time of such event and after giving effect thereto on a pro forma basis the Company's Consolidated EBITDA Ratio for the four (4) full fiscal quarters immediately preceding such event, taken as one period calculated on the assumption that such Indebtedness had been incurred on the first day of such four-quarter period, is greater than or equal to 2.0:1.

     LIMITATION ON RESTRICTED PAYMENTS. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

          (a) declare or pay any dividend on, or make any distribution in respect of, any shares of the Capital Stock of the Company or any of its Subsidiaries (excluding dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such

     Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries; or

          (b) purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock.

(such payments or any other actions described in clauses (a), and (b) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution),
(1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness" and (3) the aggregate amount of all Restricted Payments declared or made after the Closing Date (including the proposed Restricted Payment) does not exceed the sum of:

          (i) (A) Consolidated EBITDA for the Restricted Payments Computation Period minus (B) 2 times Consolidated Interest Expense for the Restricted Payments Computation Period;

          (ii) the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after the Closing Date by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock;

          (iii) the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after the Closing Date by the Company from debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by the Company at the time of such conversion; and

          (iv) $100 million.

     Notwithstanding the foregoing limitation, (a) the Company may (i) pay dividends on its Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation or (ii) acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of Capital Stock of the Company (other than Redeemable Capital Stock) and (b) the term "Restricted Payments" shall not include any dividend on, or distribution in respect of, any shares of the Capital Stock of a Person that is acquired by the Company in a business combination accounted for as a pooling of interests in accordance with Accounting Principles Board Opinions No. 16 (or any successor thereto) ("APB 16") provided such dividend or distribution is declared and paid prior to the date of such acquisition and was not in contemplation of such acquisition within the requirements and interpretations of APB 16.

     LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million unless (a) such transaction or series of transactions is on terms that are no less favorable to the Company or such

Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company, (b) such transaction or series of transactions is in the best interests of the Company and (c) with respect to a transaction or series of transactions involving aggregate consideration in excess of $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (a) and (b) above, as evidenced by a Board Resolution.

     Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on the Closing Date; (ii) any Restricted Payment permitted to be made pursuant to the provisions of "Limitation on Restricted Payments" above; (iii) any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the Capital Stock in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of Capital Stock in the Company), by any Affiliate of the Company other than a Subsidiary) and (iv) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Subsidiaries.

     LIMITATION ON SENIOR SUBORDINATED INDEBTEDNESS. The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the Notes.

MERGER AND SALE OF ASSETS

     The Company shall not, in a single transaction or through a series of related transactions, (i) consolidate with or merge with or into any other Person or permit any other Person to consolidate with or merge into the Company or (ii) directly or indirectly, sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person unless (a) either the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person that acquired such properties and assets of the Company by assignment, transfer, lease or other disposition (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture, all the obligations of the Company under the Notes and the Indenture, (b) immediately before and after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing, (c) immediately after giving effect to such transaction on a pro forma basis, the Surviving Entity could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Consolidated EBITDA Ratio test described under the "Limitation on Consolidated Indebtedness" above, and (d) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel as specified in the Indenture.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all Outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase.

     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mall, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date").

The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

     The Change of Control provision of the Notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the Initial Purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

     The Company's Bank Revolving Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. In such circumstances, the subordination provisions in the Indenture could restrict payments to the Holders of the Notes. Finally, the Company's ability to pay cash to the Holders of the Notes in connection with a Change of Control may be limited to the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

     The provisions of the Indenture would not necessarily afford Holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the Holders.

     If an offer is made to repurchase the Notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14(e) thereunder, to the extent applicable to such offer.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture and the Registration Rights Agreement without charge by writing to Regal Cinemas, Inc., Attention: Lewis Frazer III, Chief Financial Officer, 7132 Commercial Park Drive, Knoxville, Tennessee 37918 (telephone: (423) 922-1123).

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

     "Acquired Indebtedness" of any particular Person shall mean Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

     "Affiliate" shall mean, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person that owns, directly or indirectly, 10% or more of such Person's outstanding Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Subsidiaries (including any issuance or sale by a Subsidiary of Capital Stock of such Subsidiary, and including a consolidation or merger or other sale of any such Subsidiary with, into or to another Person in a transaction in which such Subsidiary ceases to be a Subsidiary, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly Owned Subsidiary of such Person or by such Person to a Wholly Owned Subsidiary of such Person) of (i) any shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Subsidiaries outside of the ordinary course of business. Notwithstanding the foregoing, the term "Asset Disposition" shall not include a disposition by a Subsidiary of the Company to the Company or a Wholly Owned Subsidiary or by the Company or a Subsidiary to a Wholly Owned Subsidiary.

     "Board of Directors" shall mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

     "Board Resolution" shall mean a copy of a resolution, certified by the Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Business Day" shall mean any day other than a Saturday or Sunday or other day on which banks in New York, New York, Knoxville, Tennessee or the city in which the Trustee's Office is located are authorized or required to be closed, or, if no Note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

     "Capital Lease Obligation" of any Person shall mean any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

     "Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition and (vi) readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P.

     "Change of Control" shall mean the occurrence of, after the date of the Indenture, either of the following events: (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates thereof, shall beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision thereto), directly or indirectly, at least 50% of the aggregate voting power of all classes of Voting Stock of the Company (for the purposes of this clause (a) a Person shall be deemed to beneficially own the Voting Stock of a corporation that is beneficially owned (as defined above) by another corporation (a "parent corporation") if such person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Voting Stock of such parent corporation) or (b) any Person or Group, together with any Affiliates thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate of such Group, will constitute a majority of the Board of Directors of the Company.

     "Closing Date" shall mean the date on which the Notes are originally issued under the Indenture.

     "Consolidated EBITDA" of any Person means for any period, on a consolidated basis in accordance with GAAP for such Person and its consolidated Subsidiaries, without duplication, the sum of the amounts for such period of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) Consolidated Income Tax Expense (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses), (iv) depreciation and amortization expense, (v) other non-cash charges, (vi) other non-operating expenses that have been deducted in the determination of Consolidated Net Income and (vii) non-recurring expenses and charges incurred by such Person in connection with or as a result of the acquisition of another Person in a business combination accounted for as a pooling of interests in accordance with Accounting Principles Board Opinions No. 16 (or any successor thereto); provided, however that for each such consolidated Subsidiary the items (i) through (vii) shall be included in such sum only to the extent and in the same proportion that the Consolidated Net Income of such consolidated Subsidiary was included in calculating the Consolidated Net Income of such Person.

     "Consolidated EBITDA Ratio" of any Person means for any period the ratio of
(i) Consolidated EBITDA of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus (B) the annual interest expense with respect to any Indebtedness Incurred or proposed to be incurred by such person or its consolidated Subsidiaries since the beginning of such period to the extent not included within clause (ii) (A), minus (C) Consolidated Interest Expense of such Person with respect to any Indebtedness that is no longer outstanding or that will no longer be outstanding as a result of the transaction with respect to which the Consolidated EBITDA Ratio is being calculated, to the extent included within clause (ii) (A); provided, however that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided, further, that, in the event such Person or any of its consolidated Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including by merger, consolidation or purchase of Capital Stock) during or after such period, the computation of the Consolidated EBITDA Ratio (and for the purpose of such computation, the calculation of Consolidated Net Income, Consolidated Interest Expense and Consolidated EBITDA) shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

     "Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person and its consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" of any Person shall mean, on a consolidated basis for such Person and its consolidated Subsidiaries, without duplication, for any period, as applied to any Person, (i) the sum of (a) the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation, (1) amortization of debt discount, (2) the net cost under Interest Rate Protection Agreements (including amortization of discounts), (3) the interest portion of any deferred payment obligation and (4) accrued interest, plus (b) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period minus (ii) the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

     "Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its consolidated Subsidiaries for such period determined in accordance with GAAP; provided that there shall be excluded therefrom, (a) the net income (or loss) of any Person that is not a consolidated Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (b) extraordinary gains and losses (and any unusual gains and losses arising outside the ordinary course of business not included in extraordinary gains and losses), (c) net gains and losses in respect of Asset Dispositions and (d) the cumulative effect of changes in accounting principles and (e) the tax effect of any of the items described in clauses (a) through (d) above.

     "Currency Hedging Obligations" shall mean the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

     "Debt Rating" shall mean the rating assigned to the Notes by Moody's or S&P as the case may be.

     "Default" means any event which is, or after notice or the passage of time or both, would be an Event of Default.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" shall mean, with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

     "Generally Accepted Accounting Principles" or "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

     "Guarantee" shall mean, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Guaranteed Indebtedness" of any Person shall mean, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or Indirectly responsible or liable as obligor, guarantor or otherwise.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such

Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

     "Indebtedness" shall mean, with respect to any Person, without duplication,
(i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding,
(ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (iv) every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or Subsidiary of such Person was a party, (v) all Indebtedness referred to in clauses (i) through (iv) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vi) all Guaranteed Indebtedness of such Person, (vii) all obligations under Interest Rate Protection Agreements of such Person, (viii) all Currency Hedging Obligations of such Person and (ix) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) through (viii) above.

     "Interest Rate Protection Agreement" shall mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

     "Investment Grade Status" exists as of a date and thereafter if at such date either (i) the Debt Rating of Moody's is at least Baa3 (or the equivalent) or higher or (ii) the Debt Rating of S&P is at least BBB- (or the equivalent) or higher.

     "Lien" shall mean any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

     "Maturity" means, with respect to any Note, the date on which the principal of such Note becomes due and payable as provided in such Note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

     "Moody's" shall mean Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

     "Non-Recourse Indebtedness" shall mean Indebtedness as to which (i) none of the Company or any of its Subsidiaries (a) provides credit support (including any undertaking, agreement or instrument which could constitute Indebtedness) or
(b) is directly or indirectly liable and (ii) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-Recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

     "Opinion Of Counsel" shall mean a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

     "Permitted Indebtedness" shall mean the following:

          (i) Indebtedness of the Company under any Working Capital Agreement in an aggregate principal amount at any one time outstanding not to exceed the sum of $300 million;

          (ii) Indebtedness of the Company under the Notes (including any Exchange Notes);

          (iii) Indebtedness of the Company (other than Indebtedness described under any clause of this definition) outstanding on the Closing Date after giving effect to the application of the proceeds of the Notes;

          (iv) Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

          (v) Indebtedness owed by the Company to any Wholly Owned Subsidiary of the Company or Indebtedness owed by a Subsidiary of the Company to the Company or a Wholly Owned Subsidiary of the Company;

          (vi) Indebtedness which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, outstanding Indebtedness Incurred pursuant to clause (iii) of this paragraph (each of the foregoing, a "refinancing") in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or the Subsidiary, as the case may be, incurred in connection with such refinancing;

          (vii) Indebtedness of any Subsidiary Incurred in connection with the Guarantee of Indebtedness of the Company;

          (viii) Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

          (ix) Capital Lease Obligations of the Company or any of its Subsidiaries;

          (x) Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

          (xi) Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

          (xii) Acquired Indebtedness, provided that such Indebtedness, if Incurred by the Company, would be in compliance with "Limitation on Consolidated Indebtedness";

          (xiii) Indebtedness not otherwise permitted to be incurred pursuant to clauses (i) through (xii) above which, together with any other Indebtedness pursuant to this clause (xiii), has an aggregate principal amount that does not exceed $100 million at any time outstanding.

     "Permitted Interest Rate Protection Agreements" shall mean, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "Redeemable Capital Stock" shall mean any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

     "Restricted Payments" shall have the meaning set forth in the "Limitation on Restricted Payments" covenant.

     "Restricted Payments Computation Period" shall mean the period (taken as one accounting period) from the Closing Date to the last day of the Company's fiscal quarter preceding the date of the applicable proposed Restricted Payment.

     "S&P" shall mean Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., or any successor to the rating agency business thereof.

     "Stated Maturity" when used with respect to any Note or any installment of interest thereof, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "Subsidiary" of any person shall mean (i) any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person and
(ii) any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company. Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of "Unrestricted Subsidiary" unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

     "Surviving Entity" shall have the meaning set forth under "Merger and Sale of Assets."

     "Unrestricted Subsidiary" shall mean a Subsidiary of the Company designated in writing to the Trustee (i) whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness, (ii) that has no Indebtedness other than Non-Recourse Indebtedness and (iii) that has no Subsidiaries.

     "Voting Stock" shall mean stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time, stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person, all of the Capital Stock (other than Directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

     "Working Capital Agreement" shall mean (i) the Second Amended and Restated Loan Agreement dated as of July 7, 1993, as amended, among the Company and the lender named therein and (ii) any other agreement or agreements between the Company and a financial institution or institutions providing for the making of loans or advances on a revolving basis, term loans, the issuance of letters of credit and/or the creation of the bankers' acceptances to fund the Company's general corporate requirements.

EVENTS OF DEFAULT

     The following will be "Events of Default" under the Indenture:

          (i) default in the payment of any interest on any Note when it becomes due and payable and continuance of such default for a period of 30 days;

          (ii) default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

          (iii) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "Change of Control" when due and payable;

          (iv) default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (i), (ii) or (iii) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

          (v) (A) one at more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Subsidiary aggregating $5.0 million or more, when the same becomes due and payable at the stated maturity thereof and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (B) indebtedness of the Company or any Subsidiary aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

          (vi) any holder of any Indebtedness in excess of $5.0 million in the aggregate of the Company or any Subsidiary shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or any Subsidiary pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or any Subsidiary or in accordance with applicable law;

          (vii) one or more final judgments or orders shall be rendered against the Company or any Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of

     $5.0 million and shall not be discharged and either (A) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (B) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; and

          (viii) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Subsidiary.

     If an Event of Default (other than an Event of Default specified in clause
(viii) above) shall occur and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of all Notes immediately due and payable, provided, however, that after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences, subject to certain conditions. If an Event of Default specified in clause (viii) above occurs and is continuing, then the principal of all the Notes shall become due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of such Holders. The Indenture provides that the Holders of a majority in aggregate principal amount of the Notes then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Trust Indenture Act of 1939 contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise, The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

     The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

DEFEASANCE AND COVENANT DEFEASANCE OF THE INDENTURE

     The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to all Outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the Outstanding Notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged: (i) the rights of Holders of Outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes relating to the issuance of temporary Notes, the registration, transfer and exchange of Notes, the replacement of mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture,
(iii) its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may at its option and at any time, elect to be released from its obligations with respect to certain of its restrictive covenants under the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes, and in the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the Notes.

     In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S., dollars, certain U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the Outstanding Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, (ii) in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that
(x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of this Offering Circular, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred, (iv) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 and (v) the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), (ii) reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price,
(iii) reduce the percentage in principal amount of Outstanding Notes, the consent of whose Holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults, (iv) modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of Outstanding Notes the consent of whose Holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Note affected thereby or (v) modify any of the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to any Holder.

     The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

FORM AND DENOMINATION

     Except as provided below, the Exchange Notes will be represented by a global note (the "Global Note") in definitive, fully registered form without interest coupons and will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or with the Trustee, as custodian for DTC, and registered in the name of a nominee of DTC.

     The Company will initially appoint the Trustee at its corporate trust office as paying agent and registrar for the Notes. In such capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of Notes, accepting Notes for exchange and registration of transfer; (ii) ensuring that payments of principal, premium, if any, and interest in respect of the Notes received by the Trustee from the Issuer are duly paid to DTC or its nominees and (iii) transmitting to the Issuer any notices from holders.

     The Company will cause to be kept at the office of the registrar a register in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration of the Notes and registration of transfers of the Notes. The Company may vary or terminate the appointment of any paying agent or registrar, or appoint additional or other such agents or approve any change in the office through which any such agent acts; provided that there shall at all times be a paying agent and registrar in the Borough of Manhattan, The City of New York, New York. The Company will cause notice of any resignation, termination or appointment of the Trustee or any paying agent or registrar, and of any change in the office through which any such agent will act, to be provided to Holders of the Notes.

     No service charge will be made for any registration of, transfer or exchange of the Notes, but the Company may require payment of sums sufficient to cover any tax or other government charge payable in connection therewith.

GLOBAL NOTE

     The following description of the operations and procedures of DTC, Euroclear and CEDEL are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     Upon the issuance of a Global Note representing the Exchange Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES. Unless DTC notifies the Company that it is unwilling or unable to continue as a depositary for a Global Note, or ceases to be a "Clearing Agency" registered under the Exchange Act, or announces an intention permanently to cease business or does in fact do so, or an Event of Default has occurred and is continuing with respect to a Global Note, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of

Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Notes represented thereby) under the Indenture or the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein and, if applicable, those of Euroclear and CEDEL). In the event that owners of beneficial interests in a Global Note become entitled to receive Notes in definitive form, such Notes will be issued only in registered form in denominations of U.S. $1,000 and integral multiples thereof.

     Investors may hold their interests in the Global Note through Euroclear or CEDEL, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Investors may also hold such interests through organizations other than Euroclear and CEDEL that are participants in the DTC system. Euroclear and CEDEL will hold interests in the Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Global Note in customers' securities accounts in the depositaries' names on the books of DTC. Investors may hold their interests in the Global Note directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and CEDEL) which are participants in such system. All interests in a Global Note, including those held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and CEDEL may also be subject to the procedures and requirements of such system.

     Payments of the principal of, premium, if any, and interest on the Global Note will be made to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Subject to the following considerations, beneficial interests in the Global Note will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between DTC participants, on the one hand, and Euroclear or CEDEL participants, on the other hand, will be effected in DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and CEDEL participants may not deliver instructions directly to the depositaries for Euroclear or CEDEL.

     Because of time zone differences, the securities account of a Euroclear or CEDEL participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear and CEDEL) immediately following the DTC settlement date. Cash received on Euroclear or CEDEL as a result of sales of interests in a Global Note by or through a Euroclear or CEDEL participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following the DTC settlement date.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such notes to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Note among participants of DTC, Euroclear and CEDEL, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and CEDEL, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial owner interests in the Global Note.

CERTIFICATED NOTES

     If DTC is at any time unwilling or unable to continue as a depositary for the reasons set forth above under "-- Global Note", or, in the case of a Global Note held for an account of Euroclear or CEDEL, Euroclear or CEDEL, as the case may be, is closed for business for 14 continuous days or announces an intention to cease or permanently ceases business, the Company will issue certificates for the Notes in definitive, fully registered, non-global form without interest coupons. In all cases, certificates for Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC. Physical certificates representing the Notes will not otherwise be available.

CONCERNING THE TRUSTEE

     IBJ Schroder Bank & Trust Company is the Trustee under the Indenture.

     IBJ Schroder Bank & Trust Company is also the indenture trustee under the indenture respecting the Company's 10 5/8% Notes (formerly the Cobb Notes).

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

REGISTRATION RIGHTS

     The Company has entered into the Registration Rights Agreement with the Goldman, Sachs & Co. and Lehman Brothers, Inc., as the Initial Purchasers of the Old Notes pursuant to which the Company has agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to (i) use its best efforts to file the Exchange Offer Registration Statement, within 60 days after the date of the original issue of the Notes, with the Commission with respect to the exchange of the Old Notes for the Exchange Notes, which will have terms identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the date of original issuance of the Notes. Promptly after the Exchange Offer Registration Statement has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open until the Expiration Date. For each Old Note validly tendered to the Company pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such Old Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Note.

     In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the Issuer to effect the Exchange Offer, or if for any reason the Exchange Offer Registration Statement is not declared effective on or prior to February 22, 1998, or upon the request of an Initial Purchaser under certain circumstances, the Company will, in lieu of effecting the registration of the Exchange Notes pursuant to the Exchange Offer Registration Statement and at its cost, (i) as promptly as practicable, file with the Commission the Shelf Registration Statement covering resales of the Old Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by March 24, 1998 (or promptly in the event of a request by an Initial Purchaser) and (iii) use its best efforts to keep effective the Shelf Registration Statement until September 24, 1999 (or until one year after the date of original issuance of the Notes if such Shelf Registration Statement is filed at the request of an Initial Purchaser). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A holder of Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

     In the event that (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to November 23, 1997, (b) the Exchange Offer Registration Statement is not declared effective on or prior to February 22, 1998, (c) the Exchange Offer is not consummated or a Shelf Registration Statement with respect to the Notes is not declared effective on or prior to March 24, 1998 or (d) any registration statement required by the Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted herein) without being succeeded immediately by an additional registration statement filed and declared effective, then the interest rate borne by the Notes shall be increased by 0.50% per annum following November 23, 1997 in the case of clause (a) above, following February 22, 1998 in the case of clause (b) above, following March 24, 1998 in the case of clause (c) above and following the date on which the relevant registration statement ceases to be effective in the case of clause (d) above. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed 1.00% per annum. Upon (w) the filing of the Exchange Offer Registration Statement after November 23, 1997, (x) the effectiveness of the Exchange Offer Registration Statement after February 22, 1998, (y) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after March 24, 1998 or (z) the effectiveness of a succeeding registration statement after the date in clause (d) above, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to 8 1/2%.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                             OF THE EXCHANGE OFFER

     The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Department regulations (the "Regulations") and existing administrative interpretations and court decisions, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Certain Holders of the Old Notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and person who are not citizens or resident of the United States) may be subject to special rules not discussed below. Each Holder of an Old Note should consult his, her or its own tax advisor as to the particular tax consequences of exchanging such Holder's Old Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

     The issuance of the Exchange Notes to Holders of the Old Notes pursuant to the terms set forth in this Prospectus generally will not constitute an exchange for United States federal income tax purposes because such issuance does not represent a significant modification of the debt instruments. Consequently, no gain or loss would be recognized by Holders of the Old Notes upon receipt of the Exchange Notes, and ownership of the Exchange Notes will be considered a continuation of ownership of the Old Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as the Holder's basis in the Old Notes exchanged therefor. A Holder's holding period for the Exchange Notes should include the Holder's holding period for the Old Notes exchanged therefor. The issue price, original issue discount inclusion and other tax characteristics of the Exchange Notes should be identical to the issue price, original issue discount inclusion and other tax characteristics of the Old Notes exchanged therefor.

     See also "Description of Certain Federal Income Tax Consequences of an Investment in the Exchange Notes."

                   DESCRIPTION OF CERTAIN FEDERAL INCOME TAX
              CONSEQUENCES OF AN INVESTMENT IN THE EXCHANGE NOTES

     The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the Old Notes or the Exchange Notes (as defined below). The summary deals with United States Holders and non-U.S. Holders separately below. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the Old Notes or the Exchange Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (including but not limited to banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Old Notes or the Exchange Notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not United States Dollars). Furthermore, the discussion below is based on provisions of the Code, and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF EXCHANGE NOTES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDER

     As used herein, the term "United States Holder" (or "U.S. Holder") means a beneficial owner of the Old Notes or the Exchange Notes that is (i) a citizen or resident of the United States for United States federal income tax purposes,
(ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) a person or entity that is otherwise subject to United States federal income tax on a net income basis in respect of income derived from the Old Notes or the Exchange Notes, or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph. This summary deals only with U.S. Holders that will hold the Old Notes or the Exchange Notes as capital assets.

INTEREST

     Interest (including any additional interest paid because of failure to satisfy the requirements of the Registration Rights Agreement ("Additional Interest")) paid on an Old Note or an Exchange Note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Although the Old Notes were issued at a price that is less than their stated principal amount, the discount was less than 0.25% of the stated redemption price at maturity multiplied by the number of whole years to maturity. Therefore, for federal income tax purposes the amount of original issue discount on the Old Notes that is attributable to the difference between their purchase price and their stated redemption price is considered to be de minimis and is treated as zero.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE EXCHANGE NOTES

     In general (with certain exceptions described below), a United States Holder's tax basis in an Exchange Note will equal the price paid for the Old Notes for which such Exchange Note was exchanged pursuant to the Exchange Offer. A United States Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of an Old Note or an

Exchange Note (or portion thereof) equal to the difference between the amount realized on such disposition and the United States Holder's tax basis in the Old Note or the Exchange Note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of an Old Note or Exchange Note will be capital gain or loss. The tax rate applicable to any such capital gain will depend, among other things, upon the U.S. Holder's holding period for the Old Note or Exchange Note that is sold, exchanged or redeemed. Any such gain will generally be United States source gain.

BOND PREMIUM

     If a United States Holder acquires an Exchange Note or has acquired an Old Note, in each case, for an amount more than its redemption price, the Holder may elect to amortize such bond premium on a yield to maturity basis. Once made, such an election applies to all bonds (other than bonds the interest on which is excludable from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, unless the IRS consents to a revocation of the election. The basis of an Exchange Note will be reduced by an amortizable bond premium taken as a deduction. Bond premium or an Exchange Note or Old Note held by a U.S. Holder that has not made such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note.

MARKET DISCOUNT

     The purchase of an Exchange Note or the purchase of an Old Note other than at original issue may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily defined de minimis exception, if a United States Holder purchases an Exchange Note (or purchased an Old Note) at a "market discount," as defined below, and thereafter recognizes gain upon a disposition of the Exchange Note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that has accrued ("accrued market discount") while the Exchange Note (and its predecessor Old Note, if any) was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than a capital gain. For an Exchange Note or an Old Note, "market discount" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Exchange Note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method. Such an election applies only to the Exchange Note with respect to which it is made and is irrevocable.

     In lieu of including the accrued market discount in income at the time of disposition, a United States Holder of an Exchange Note acquired at a market discount (or acquired in exchange for an Old Note acquired at a market discount) may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the IRS consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of an Exchange Note (or, where applicable, a predecessor Old Note) in the hands of the United States Holder will be increased by the accrued market discount thereon as it is includible in income. A United States Holder of a market discount Exchange Note who does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Exchange Note, if any, in an amount not exceeding the accrued market discount on such Exchange Note until the maturity or disposition of such Exchange Note.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of interest (including any Additional Interest) and principal on, and the proceeds of sale or other disposition of the Old Notes or the Exchange Notes payable to a United States Holder may be subject to information reporting requirements and backup withholding at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

           CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain U.S. federal tax consequences of the ownership and disposition of Notes by a non-U.S. holder who acquires and owns such Notes as a capital asset within the meaning of Section 1221 of the Code. A "non-U.S. holder" is any person other than a United States Holder. The rules governing the United States federal income and estate taxation of a non-U.S. Holder are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO AN INVESTMENT IN THE OLD NOTES OR THE EXCHANGE NOTES, INCLUDING ANY REPORTING REQUIREMENTS.

INTEREST

     In general, interest paid to a non-U.S. holder of Notes will not be subject to U.S. federal income tax or regular withholding tax so long as (a) the interest in not effectively connected with the conduct of a trade or business within the United States, (b) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (c) the non-U.S. holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and (d) either (i) the beneficial owner of the Note certifies to the Company or its agent, under penalties of perjury, that it is a non-U.S. holder and provides its name and address on U.S. Treasury Form W-8 (or a suitable substitute form) or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Note and certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Recently, finalized Treasury regulations provide alternative methods for satisfying the certification requirement described in clause (d) above. These Regulations generally are effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders are urged to consult their own tax advisors regarding the new Treasury Regulations.

DISPOSITION OF NOTES

     Non-U.S. holders generally will not be subject to U.S. federal income taxation on gain recognized on a disposition of Notes so long as (i) the gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder who is an individual, either such holder is not present in the United States for 183 days or more in the taxable year of disposition or such holder does not (a) have a "tax home" (within the meaning of section 911(d)(3) of the Code) in the United States or (b) maintain an office or fixed place of business in the United States to which the gain is attributable.

FEDERAL ESTATE TAXES

     A Note held by an individual who, at the time of death, is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the U.S. federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and if, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Generally, payments of interest, premium or principal on the Notes to a non-U.S. holder will not be subject to information reporting or backup withholding (assuming the income is otherwise exempt from United States federal income tax) if the non-U.S. holder complies with the certification requirements set forth in clause (d) under "-- Interest" above.

     Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of proceeds from the disposition of Notes effected by, to or through the foreign office of a broker; provided, however, that if the broker is a U.S. person or a U.S.-related person, information reporting (but not backup withholding) would apply unless the broker has documentary evidence in its records as to the non-U.S. holder's foreign status (and has no actual knowledge to the contrary), or the non-U.S. holder certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 31% with respect to the payment of proceeds from the disposition of Notes effected by, to or through the United States office or a broker, unless the non-U.S. holder certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder's U.S. federal income tax liability and any amounts withheld in excess of such non-U.S. holder's U.S. federal income tax liability will be refunded, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 90 days from the Expiration Date, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for Exchange Notes and resold by such broker-dealers.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days from the Expiration Date, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for Exchange Notes and resold by such broker-dealers, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

                                 LEGAL MATTERS

     The validity of the Exchange Notes will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The supplemental consolidated financial statements of Regal at January 2, 1997, and December 28, 1995, and for each of the three years in the period ended January 2, 1997, incorporated by reference herein have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report thereon incorporated by reference herein and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The report of Coopers & Lybrand L.L.P., with respect to Regal's supplemental consolidated financial statements makes reference to the fact that separate financial statements of Cobb Theatres, L.L.C., including the Consolidated Balance Sheet as of December 31, 1996, and the Consolidated Statements of Income and Cash Flows for the year ended December 31, 1996, were audited by Ernst & Young LLP, independent auditors, as stated in their report dated July 2, 1997. The report of Coopers & Lybrand L.L.P., with respect to Regal's supplemental consolidated financial statements, also makes reference to the fact that separate financial statements of Cobb Theatres, L.L.C., including Consolidated Balance Sheets as of August 31, 1996 and August 31, 1995 and Consolidated Statements of Income, Members' Equity and Cash Flows for each of the two years in the period ended August 31, 1996, were audited by Ernst & Young LLP, independent auditors, as stated in their report dated October 23, 1996. The report of Coopers & Lybrand L.L.P. with respect to Regal's supplemental consolidated financial statements also makes reference to the fact that separate financial statements of Cobb Theatres, L.L.C. including consolidated statements of income, members' equity and cash flows for the year ended August 31, 1994, were audited by LaRocca & Co., P.C., independent auditors, as stated in their report dated November 15, 1994. The report of Coopers & Lybrand L.L.P. with respect to Regal's supplemental consolidated financial statements also makes reference to the fact that separate financial statements of Neighborhood Entertainment, Inc. included in the Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the year ended December 29, 1994, were audited by Ernst & Young LLP, independent auditors, as stated in their report dated March 21, 1995. The financial statements of Cobb Theatres, L.L.C. are included in the supplemental consolidated financial statements of Regal in reliance upon the report of LaRocca & Co., P.C. given upon the reliance of such firm as experts in accounting and auditing. The financial statements of Neighborhood Entertainment, Inc. and Cobb Theatres L.L.C. referred to above, audited by Ernst & Young, LLP, are included in the supplemental consolidated financial statements of Regal in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information..................  iii
Incorporation by Reference.............  iii
Prospectus Summary.....................    1
Summary of the Terms of the Exchange
  Offer................................    2
Summary Description of Exchange
  Notes................................    5
Summary Consolidated Financial and
  Operating Data.......................    7
Risk Factors...........................    8
The Company............................   12
The Exchange Offer.....................   15
Use of Proceeds........................   21
Capitalization.........................   22
Selected Consolidated Financial Data...   23
Description of Bank Revolving Credit
  Facility.............................   24
Description of Exchange Notes..........   25
Certain Federal Income Tax Consequences
  of the Exchange Offer................   46
Description of Certain Federal Income
  Tax Consequences of an Investment in
  the Exchange Notes...................   47
Certain U.S. Federal Tax Consequences
  to Non-U.S. Holders..................   49
Plan of Distribution...................   50
Legal Matters..........................   51
Experts................................   51

======================================================

======================================================
                             [REGAL CINEMAS LOGO]

                               OFFER TO EXCHANGE
                                  $125,000,000
                           8 1/2% SENIOR SUBORDINATED
                           NOTES DUE OCTOBER 1, 2007
                                      FOR
                             8 1/2% EXCHANGE SENIOR
                             SUBORDINATED NOTES DUE
                                OCTOBER 1, 2007

                             ---------------------
                                  PRELIMINARY
                                   PROSPECTUS
                             ---------------------

                                    , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith,
(ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interests, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     Article 8 of the Restated Charter, as amended (the "Charter") of the Company and its Amended and Restated Bylaws provide that the Company shall indemnify against liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule or regulation adopted in lieu thereof. Additionally, the Charter provides that no director of the Company shall be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) any unlawful distributions or (iv) receiving any improper personal benefit. The Company has entered into indemnification agreements with each of the Company's directors and executive officers.

     Directors' and officers' liability insurance has also been obtained by the Company, the effect of which is to indemnify the directors and officers of the Company against certain damages and expenses because of certain claims made against them caused by their negligent act, error or omission.

ITEM 21.  EXHIBITS.

     (a) Exhibits

 EXHIBIT
  NUMBER                                DESCRIPTION
 -------                                -----------
   3.1(1)   --  Restated Charter of Registrant.
   3.2(1)   --  Restated Bylaws of Registrant.
   4.1(1)   --  Specimen Common Stock certificate.
   4.2(1)   --  Article 5 of the Registrant's Restated Charter (included in
                Exhibit 3.1).
   4.3      --  Indenture dated September 24, 1997 between Regal Cinemas,
                Inc. and IBJ Schroder Bank & Trust Company.

 EXHIBIT
  NUMBER                                DESCRIPTION
 -------                                -----------
   4.4      --  Form of Regal Cinemas, Inc. 8 1/2% Senior Subordinated Note
                due October 1, 2007 (contained in Indenture filed as Exhibit
                4.3).
   4.5      --  Exchange and Registration Rights Agreement dated September
                24, 1997 among Regal Cinemas, Inc., Goldman, Sachs & Co. and
                Lehman Brothers Inc.
   4.6      --  Registration Rights Agreement dated July 31, 1997 among
                Regal Cinemas, Inc., Cobb Theatres, L.L.C., the Members of
                Cobb Theatres, L.L.C. and the partners of Tricob
                Partnership.
   4.7(5)   --  Indenture dated March 6, 1996 among Cobb Theatres, L.L.C.,
                R.C. Cobb, Inc., Cobb Theatres II, Inc., Cobb Finance Corp.
                and IBJ Schroder Bank & Trust Company.
   4.8(4)   --  First Supplemental Indenture dated August 30, 1996 among
                Cobb Theatres, L.L.C., Cobb Finance Corp., R.C. Cobb, Inc.,
                Cobb Theatres II, Inc. and IBJ Schroder Bank & Trust
                Company.
   4.9(4)   --  Second Supplemental Indenture dated July 30, 1997 among Cobb
                Theatres, L.L.C., Cobb Finance Corp., R.C. Cobb, Inc., Cobb
                Theatres II, Inc. and IBJ Schroder Bank & Trust Company.
   4.10(4)  --  Third Supplemental Indenture dated July 31, 1997 among Regal
                Cinemas, Inc., Cobb Theatres, L.L.C., Cobb Finance Corp.,
                R.C. Cobb, Inc., Cobb Theatres II, Inc. and IBJ Schroder
                Bank & Trust Company.
   4.11     --  Fourth Supplemental Indenture dated August 28, 1997 among
                Regal Cinemas, Inc., Cobb Finance Corp., R.C. Cobb, Inc.,
                Cobb Theatres II, Inc. and IBJ Schroder Bank & Trust
                Company.
   5.1      --  Opinion of Bass, Berry & Sims PLC.
  10.1(1)   --  Warrant Certificate dated April 26, 1990.
  10.2(1)   --  Form of Warrant Certificate executed January 11, 1991.
  10.3(1)   --  Amended and Restated Subordinated Agreement dated April 20,
                1994.
  10.4(1)   --  Form of Indemnification Agreement.
  10.5(1)   --  Amended and Restated Warrant Certificate replacing Warrant
                Certificate dated April 26, 1990.
  10.6(1)   --  Form of Amended and Restated Warrant Certificate replacing
                Warrant Certificates dated January 11, 1991.
  10.7(3)   --  Agreement and Plan of Merger dated June 11, 1997 among Regal
                Cinemas, Inc., Regal Acquisition Corporation, RAC
                Corporation, RAC Finance Corp., Cobb Theatres, L.L.C., R.C.
                Cobb, Inc., Cobb Theatres II, Inc., Cobb Finance Corp. and
                Tricob Partnership.
  10.8(4)   --  Agreement and Waiver dated July 31, 1997, by and among Regal
                Cinemas, Inc., Regal Acquisition Corporation, RAC
                Corporation, RAC Finance Corp., Cobb Theatres, L.L.C., R.C.
                Cobb, Inc., Cobb Theatres II, Inc., Cobb Finance Corp. and
                Tricob Partnership.
  10.9(7)   --  Loan Agreement dated October 8, 1997.

                  MANAGEMENT CONTRACT OR COMPENSATORY PLAN
 10.10(1)   --  1993 Employee Stock Incentive Plan.
 10.11(1)   --  1993 Outside Directors' Stock Option Plan.
 10.12(1)   --  Regal Cinemas, Inc. Participant Stock Option Plan.
 10.13(1)   --  Regal Cinemas, Inc. Employee Stock Option Plan.
 10.14(1)   --  Agreement of Employment and Covenant Not to Compete by and
                between Michael L. Campbell and Regal Cinemas, Inc. dated
                March 17, 1990.
 10.15(1)   --  Agreement of Employment and Covenant Not to Compete by and
                between R. Neal Melton and Regal Cinemas, Inc. dated March
                17, 1990.
 10.16(2)   --  401(k) Profit Sharing Plan.

 EXHIBIT
  NUMBER                                DESCRIPTION
 -------                                -----------
  11(6)(7)  --  Statement re Computation of Per Share Earnings.
  21        --  Subsidiaries of the Registrant.
  23.1      --  Independent Auditors' Consent.
  23.2      --  Independent Auditors' Consent.
  23.3      --  Independent Auditors' Consent.
  23.4      --  Independent Auditors' Consent.
  23.5      --  Consent of Bass, Berry & Sims PLC (contained in opinion filed as Exhibit 5).
  24        --  Power of Attorney (included on signature page).
  25        --  Form T-1 Statement of Eligibility under the Trust Indenture
                Act of 1939 of IBJ Schroder Bank & Trust Company.
  99.1      --  Form of Letter of Transmittal.
  99.2      --  Form of Notice of Guaranteed Delivery.
  99.3      --  Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

---------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 33-62868.
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 333-13295.
(3) Incorporated by reference to Cobb Theatres, L.L.C.'s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1997.
(4) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated August 14, 1997.
(5) Incorporated by reference to Exhibit (4)-1 to Cobb Theatres, L.L.C.'s Registration Statement on Form S-4 as filed with the Commission on June 7, 1996 (Registration No. 333-02724).
(6) Incorporated by reference to the Registrant's Current Report on Form 8-K/A, dated September
    10, 1997.
(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1997.

     ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus: (i) that is filed pursuant to paragraph (1) immediately proceeding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expresses in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Knoxville, State of Tennessee, on November 7, 1997.

                                          REGAL CINEMAS, INC.

                                          By:    /s/ MICHAEL L. CAMPBELL
                                             -----------------------------------
                                                     Michael L. Campbell
                                                    Chairman, President,
                                                 Chief Executive Officer and
                                                           Director

Dated: November 7, 1997

     KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Michael L. Campbell and Lewis Frazer III, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                   TITLE                    DATE
                     ---------                                   -----                    ----
              /s/ MICHAEL L. CAMPBELL                Chairman of the Board,
---------------------------------------------------    President, Chief Executive
                Michael L. Campbell                    Officer and Director          November 7, 1997
                                                       (Principal Executive
                                                       Officer)

               /s/ LEWIS FRAZER III                  Executive Vice President,
---------------------------------------------------    Chief Financial Officer,
                 Lewis Frazer III                      Secretary and Treasurer       November 7, 1997
                                                       (Principal Financial and
                                                       Accounting Officer)

                /s/ R. NEAL MELTON                   Vice President Equipment and
---------------------------------------------------    Purchasing and Director
                  R. Neal Melton                                                     November 7, 1997

               /s/ PHILIP D. BORACK                  Director
---------------------------------------------------
                 Philip D. Borack                                                    November 7, 1997

                     SIGNATURE                                   TITLE                    DATE
                     ---------                                   -----                    ----

              /s/ MICHAEL E. GELLERT                 Director
---------------------------------------------------
                Michael E. Gellert                                                   November 7, 1997

               /s/ J. DAVID GRISSOM                  Director
---------------------------------------------------
                 J. David Grissom                                                    November 7, 1997

              /s/ WILLIAM H. LOMICKA                 Director
---------------------------------------------------
                William H. Lomicka                                                   November 7, 1997

            /s/ HERBERT S. SANGER, JR.               Director
---------------------------------------------------
              Herbert S. Sanger, Jr.                                                 November 7, 1997

                 /s/ JACK TYRRELL                    Director
---------------------------------------------------
                   Jack Tyrrell                                                      November 7, 1997

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                                   EXHIBIT
-------                                   -------
 3.1(1)    --   Restated Charter of Registrant.
 3.2(1)    --   Restated Bylaws of Registrant.
 4.1(1)    --   Specimen Common Stock certificate.
 4.2(1)    --   Article 5 of the Registrant's Restated Charter (included in
                Exhibit 3.1).
 4.3       --   Indenture dated September 24, 1997 between Regal Cinemas,
                Inc. and IBJ Schroder Bank & Trust Company.
 4.4       --   Form of Regal Cinemas, Inc. 8 1/2% Senior Subordinated Note
                due October 1, 2007 (contained in Indenture filed as Exhibit
                4.3).
 4.5       --   Exchange and Registration Rights Agreement dated September
                24, 1997 among Regal Cinemas, Inc., Goldman, Sachs & Co. and
                Lehman Brothers Inc.
 4.6       --   Registration Rights Agreement dated July 31, 1997 among
                Regal Cinemas, Inc., Cobb Theatres, L.L.C., the Members of
                Cobb Theatres, L.L.C. and the partners of Tricob
                Partnership.
 4.7(5)    --   Indenture dated March 6, 1996 among Cobb Theatres, L.L.C.,
                R.C. Cobb, Inc., Cobb Theatres II, Inc., Cobb Finance Corp.
                and IBJ Schroder Bank & Trust Company.
 4.8(4)    --   First Supplemental Indenture dated August 30, 1996 among
                Cobb Theatres, L.L.C., Cobb Finance Corp., R.C. Cobb, Inc.,
                Cobb Theatres II, Inc. and IBJ Schroder Bank & Trust
                Company.
 4.9(4)    --   Second Supplemental Indenture dated July 30, 1997 among Cobb
                Theatres, L.L.C., Cobb Finance Corp., R.C. Cobb, Inc., Cobb
                Theatres II, Inc. and IBJ Schroder Bank & Trust Company.
 4.10(4)   --   Third Supplemental Indenture dated July 31, 1997 among Regal
                Cinemas, Inc., Cobb Theatres, L.L.C., Cobb Finance Corp.,
                R.C. Cobb, Inc., Cobb Theatres II, Inc. and IBJ Schroder
                Bank & Trust Company.
 4.11      --   Fourth Supplemental Indenture dated August 28, 1997 among
                Regal Cinemas, Inc., Cobb Finance Corp., R.C. Cobb, Inc.,
                Cobb Theatres II, Inc. and IBJ Schroder Bank & Trust
                Company.
 5.1       --   Opinion of Bass, Berry & Sims PLC.
10.1(1)    --   Warrant Certificate dated April 26, 1990.
10.2(1)    --   Form of Warrant Certificate executed January 11, 1991.
10.3(1)    --   Amended and Restated Subordinated Agreement dated April 20,
                1994.
10.4(1)    --   Form of Indemnification Agreement.
10.5(1)    --   Amended and Restated Warrant Certificate replacing Warrant
                Certificate dated April 26, 1990.
10.6(1)    --   Form of Amended and Restated Warrant Certificate replacing
                Warrant Certificates dated January 11, 1991.
10.7(3)    --   Agreement and Plan of Merger dated June 11, 1997 among Regal
                Cinemas, Inc., Regal Acquisition Corporation, RAC
                Corporation, RAC Finance Corp., Cobb Theatres, L.L.C., R.C.
                Cobb, Inc., Cobb Theatres II, Inc., Cobb Finance Corp. and
                Tricob Partnership.

EXHIBIT
 NUMBER                                   EXHIBIT
-------                                   -------
10.8(4)    --   Agreement and Waiver dated July 31, 1997, by and among Regal
                Cinemas, Inc., Regal Acquisition Corporation, RAC
                Corporation, RAC Finance Corp., Cobb Theatres, L.L.C., R.C.
                Cobb, Inc., Cobb Theatres II, Inc., Cobb Finance Corp. and
                Tricob Partnership.
10.9(7)    --   Loan Agreement dated October 8, 1997

                  MANAGEMENT CONTRACT OR COMPENSATORY PLAN
10.10(1)   --   1993 Employee Stock Incentive Plan.
10.11(1)   --   1993 Outside Directors' Stock Option Plan.
10.12(1)   --   Regal Cinemas, Inc. Participant Stock Option Plan.
10.13(1)   --   Regal Cinemas, Inc. Employee Stock Option Plan.
10.14(1)   --   Agreement of Employment and Covenant Not to Compete by and
                between Michael L. Campbell and Regal Cinemas, Inc. dated
                March 17, 1990.
10.15(1)   --   Agreement of Employment and Covenant Not to Compete by and
                between R. Neal Melton and Regal Cinemas, Inc. dated March
                17, 1990.
10.16(2)   --   401(k) Profit Sharing Plan.
11(6)(7)   --   Statement re Computation of Per Share Earnings.
21         --   Subsidiaries of the Registrant.
23.1       --   Independent Auditors' Consent.
23.2       --   Independent Auditors' Consent.
23.3       --   Independent Auditors' Consent.
23.4       --   Independent Auditors' Consent.
23.5       --   Consent of Bass, Berry & Sims PLC (contained in opinion
                filed as Exhibit 5).
24         --   Power of Attorney (included on signature page).
25         --   Form T-1 Statement of Eligibility under the Trust Indenture
                Act of 1939 of IBJ Schroder Bank & Trust Company.
99.1       --   Form of Letter of Transmittal.
99.2       --   Form of Notice of Guaranteed Delivery.
99.3       --   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

---------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 33-62868.
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 333-13295.
(3) Incorporated by reference to Cobb Theatres, L.L.C.'s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1997.
(4) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated August 14, 1997.
(5) Incorporated by reference to Exhibit (4)-1 to Cobb Theatres, L.L.C.'s Registration Statement on Form S-4 as filed with the Commission on June 7, 1996 (Registration No. 333-02724).
(6) Incorporated by reference to the Registrant's Current Report on Form 8-K/A, dated September 10, 1997.
(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1997.